U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                             Shore Bancshares, Inc.
             (Exact name of registrant as specified in its charter)


          Maryland                                              52-1974638
 (State or other jurisdiction of                              (IRS Employer
incorporation or organization)                              Identification No.)


      109 North Commerce Street
        Centreville, Maryland                                      21617
(Address of principal executive offices)                        (Zip Code)


Registrant's telephone number, including are code:  (410) 758-1600


Securities to be registered under Section 12(b) of the Act:

                  None

Title of each class                               Name of Each Exchange on which
to be so registered                               each class is to be registered

         None                                                   None


Securities to be registered under Section 12(g) of the Act:

                          Common Stock, Par Value $0.01
                                (Title of Class)

                                      INDEX


          DESCRIPTION                                                  PAGE NO.


ITEM 1.  BUSINESS                                                         1

ITEM 2.  FINANCIAL INFORMATION                                            8

ITEM 3.  PROPERTIES                                                      22

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT                                                      22

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS                                23

ITEM 6.  EXECUTIVE COMPENSATION                                          24

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                  26

ITEM 8.  LEGAL PROCEEDINGS                                               27

ITEM 9.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
         COMMON EQUITY AND OTHER STOCKHOLDER MATTERS                     27

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES                         28

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED         28

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS                       30

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                     30

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH
         ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE              31

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS                               31

                                     ITEM 1
                                    BUSINESS

General

         Shore Bancshares, Inc. (the "Company"), a Maryland corporation incorporated on March 15, 1996, became a registered bank holding company on July 1, 1996 under the Bank Holding Company Act of 1956, as amended. The Company engages in its business through its sole subsidiary, The Centreville National Bank of Maryland (the "Bank"), a national banking association. The Company acquired the Bank through the merger of the Bank into an interim national banking association formed as a Company subsidiary for the purpose of the merger, pursuant to a Plan of Reorganization and Agreement to Merge (the "Plan") proposed by Bank management and approved by the Bank's stockholders on April 16, 1996. Pursuant to the Plan, each outstanding share of Bank common stock was exchanged for two shares of the Company's common stock. The Bank's charter was not affected by the merger. Currently, the Company has issued and outstanding 1,007,424 shares of common stock, par value $0.01 per share ("Shares"), held by 763 holders of record on March 7, 1997.

         The Company's and the Bank's main office is located at 109 North Commerce Street, Centreville, Queen Anne's County, Maryland. The Bank has three full service branch offices located in Centreville, Stevensville and Hillsboro, Maryland.

         As of December 31, 1996, the Bank had assets of approximately $146.9 million, net loans of approximately $87.4 million, and deposits of $124.2 million. Stockholders' equity has continued to grow over the last five years and has increased $5.2 million (31.1%) over the preceding five years. For additional financial information, see the Consolidated Financial Statements and Notes beginning on Page F-1 of this Form 10.

Banking Products and Services

         The Bank has been doing business in Maryland since 1876 and is engaged in both the commercial and consumer banking business. The Bank provides a wide range of personal banking services designed to meet the needs of local consumers. Among the services provided are checking accounts, savings and time accounts, safe deposit boxes, and installment and other personal loans, especially residential mortgages, as well as home equity loans, automobile and other consumer financing. As a convenience to its customers, the Bank offers Saturday banking hours, drive-thru teller windows, "Direct Dial," a telephone banking service, and 24-hour automated teller machines.

         The Bank is also engaged in the financing of commerce and industry by providing credit and deposit services for small to medium sized businesses and for the agricultural community in the Bank's market area. The Bank offers many forms of commercial lending, including lines of credit, revolving credit, term loans, accounts receivable financing, and commercial real estate mortgage lending and other forms of secured financing. A full range of commercial banking services is offered, including the acceptance of checking and savings deposits.

         Additional types of real estate loans, discount brokerage services, credit cards and related services are also offered through affiliates or correspondent banks. The Bank does not offer trust services and does not engage in municipal trading services.

Deposit Activities

         Between December 31, 1994 and December 31, 1995, total deposits decreased by 6.8%, primarily as a result of a single large depositor's reduction in deposit account balances. Between December 31, 1995 and December 31, 1996, deposits increased $7.7 million or 6.6% to $124.2 million, which approximates the December 31, 1994 deposit level.

Lending Activities

         Until 1993, the Bank generally experienced growth in the number and dollar amount of residential mortgage loans, reflecting the area's growth in population, particularly in the Kent Island area. The years ended December 31, 1993 and 1994 reflect a decline in the loan portfolio which was primarily the result of loans that were refinanced with other lenders. The loan portfolio reflected $7.7 million or 9.9% growth in 1995 and $1.8 million or 2.1% growth in 1996 as a result of interest rate reductions, new loan products and concentrated marketing efforts.

Bank Service Corporations

         The Bank owns one-third of the outstanding common stock of two service corporations: The Delmarva Bank Data Processing Center, Inc. and The Eastern Shore Mortgage Corporation, both Maryland corporations. The Eastern Shore Mortgage Corporation, located in Easton, Maryland, is engaged in mortgage banking activities, including the origination of residential mortgage loans and the subsequent sale of the loans to permanent investors. Its primary customers are residents who live on Maryland's Eastern Shore. The Delmarva Bank Data Processing Center, Inc., also located in Easton, Maryland, provides data processing services to banks located in Maryland, Delaware, Virginia and the District of Columbia.

Expansion Activities

         On December 5, 1996, the Bank entered into a merger agreement with Kent Savings & Loan Association, F.A. ("Kent Savings"), a federal savings and loan association located in Chestertown, Maryland, with the Bank as the surviving financial institution. Under the terms of the agreement, the Bank will pay approximately $5.1 million in cash for all of the 140,305 shares of outstanding common stock of Kent Savings. At December 31, 1996, total assets of Kent Savings were $23.9 million and total stockholders' equity was approximately $3.1 million. The merger has been approved by the appropriate federal regulators. The merger required the approval of stockholders of Kent Savings, which approval was given at their annual meeting on March 17, 1997. The Company anticipates that the merger will be consummated by April 1, 1997.

Seasonality

         The management of the Bank does not believe that the deposits or the business of the Bank in general are seasonal in nature. The deposits may, however, vary with local and national economic conditions but not enough to have a material effect on planning and policy making.

Employees

         As of December 31, 1996, the Bank employed 66 individuals, 14 of whom worked part-time.

Deposits

         No material portion of the Bank's deposits has been obtained from an individual or a few individuals (including federal, state and local governments and agencies) the loss of any one or more of which would have a materially adverse effect on the Bank, nor is a material portion of the Bank's loans concentrated within a single industry or group of related industries. On December 31, 1996, the Bank had approximately 1,400 deposit customers representing $124.2 million in deposits.

Commitments

         As of the end of the last two fiscal years the Bank had the following commitments to lend:


-------------------------------------------------------------------------------

                                             % of                     % of
                               12/31/96      Total      12/31/95      Total
-------------------------------------------------------------------------------

                            (in thousands)           (in thousands)
Standby Letters of Credit       $ 1,786      13.45%      $ 1,150       9.08%
Commitments to Grant Loans       11,491      86.55        11,512      90.92
-------------------------------------------------------------------------------

         Total                  $13,277     100.00%      $12,662     100.00%
-------------------------------------------------------------------------------



         The  above  commitments  are  firm.  The  Bank  expects   approximately
$2,000,000 of the commitments to lend described above to be funded within the current year.

Competition

         The Bank offers many personalized services and attracts customers by being responsive and sensitive to the needs of the community. The Bank relies on goodwill and referrals from satisfied customers as well as traditional media advertising to attract new customers. To enhance a positive image in the community, the Bank supports and participates in local events, including the annual Queen Anne's and Caroline County Fairs. Employees, officers, and Directors represent the Bank on many boards and local civic and charitable organizations.

         The primary factors in competing for deposits are interest rates, personalized services, the quality and range of financial services, convenience of office locations and office hours. Competition for deposits comes primarily from other commercial banks, savings associations, credit unions, money market funds and other investment alternatives. The primary factors in competing for loans are interest rates, loan origination fees, the quality and range of lending services and personalized services. Competition for loans comes primarily from other commercial banks, savings associations, mortgage banking firms, credit unions and other financial intermediaries.

         Recent changes in federal banking laws facilitate interstate branching and merger activity among banks. Since September, 1995, certain bank holding companies are authorized to acquire banks throughout the United States. In addition, as of June 1, 1997, certain banks are permitted to merge with banks organized under the laws of different states. These changes will result in an even greater degree of competition in the banking industry and the Company and the Bank may be brought into competition with institutions with which it does not presently compete. As a result, strong competition in the Bank's market area may be expected to continue for the foreseeable future.

         Regional and local banks dominate the banking industry in Centreville, Stevensville, and the Hillsboro areas where the Bank maintains offices. These institutions include: (i) in Queen Anne's County, Maryland, The Queenstown Bank of Maryland, The Chestertown Bank of Maryland, NationsBank, N.A., The First National Bank of Maryland, Farmers Bank of Maryland, and Annapolis National Bank; and (ii) in Caroline County, Maryland, The Peoples Bank of Maryland, Provident State Bank of Preston, The First National Bank of Maryland, The Caroline County Bank, NationsBank, N.A., and Bank of Maryland. The Bank competes for deposits and loans with these institutions and with credit unions, savings institutions, insurance companies, and mortgage companies, as well as other companies that offer financial services. To attract new business and retain existing customers, the Bank offers a wide range of banking products and services and relies on local promotional activity, personal contact by its officers, staff, and Directors, referrals by current customers, extended banking hours, and personalized service.

         As of June 30, 1996, the most recent date for which comparative data is available, bank deposits in Queen Anne's Country (where the Bank's main office, Centreville branch and Stevensville branch are located) and Caroline County, Maryland (where the Bank's Hillsboro branch is located), ranked as follows:

-----------------------------------------------------------------------------

                                                                      % of
Queen Anne's County                                Deposits           Total
-----------------------------------------------------------------------------

                                                (in thousands)
The Queenstown Bank of Maryland                    $119,499           35.18%
THE CENTREVILLE NATIONAL BANK OF MARYLAND           109,517           32.24
The Chestertown Bank of Maryland                     34,315           10.10
NationsBank, N.A.                                    27,397            8.07
The First National Bank of Maryland                  20,525            6.04
Farmers Bank of Maryland                             16,945            4.99
Annapolis National Bank                              11,469            3.38
-----------------------------------------------------------------------------
     Total                                         $339,667          100.00%
-----------------------------------------------------------------------------

Source: FDIC Data Book


-----------------------------------------------------------------------------

                                                                      % of
Caroline County                                    Deposits           Total
-----------------------------------------------------------------------------

                                                (in thousands)
The Peoples Bank of Maryland                       $ 71,213           30.05%
Provident State Bank of Preston                      56,144           23.70
The First National Bank of Maryland                  43,100           18.19
The Caroline County Bank                             25,661           10.83
NationsBank, N.A.                                    16,660            7.03
Bank of Maryland                                     14,803            6.25
THE CENTREVILLE NATIONAL BANK OF MARYLAND             9,354            3.95
-----------------------------------------------------------------------------


     Total                                         $236,935          100.00%
------------------------------------------------------------------------------

Source: FDIC Data Book

Supervision and Regulation

         General. The Company and the Bank are extensively regulated under federal and state law. Generally, these laws and regulations are intended to protect depositors, not stockholders. The following is a summary description of certain provisions of certain laws which affect the regulation of bank holding companies and banks. The discussion is qualified in its entirety by reference to applicable laws and regulations. Changes in such laws and regulations may have a material effect on the business and prospects of the Company and the Bank.

         Federal Bank Holding Company Regulation and Structure. The Company is a bank holding company within the meaning of the Bank Holding Company Act of 1956, as amended, and as such, it is subject to regulation, supervision, and examination by the Federal Reserve Board ("FRB"). The Company is required to file annual and quarterly reports with the FRB and to provide the FRB with such additional information as the FRB may require. The FRB may conduct examinations of the Company and its subsidiaries.

         With certain limited exceptions, the Company is required to obtain prior approval from the FRB before acquiring direct or indirect ownership or control of more than 5% of any voting securities or substantially all of the assets of a bank or bank holding company, or before merging or consolidating with another bank holding company. Additionally, with certain exceptions, any person proposing to acquire control through direct or indirect ownership of 25% or more of any voting securities of the Company is required to give 60 days' written notice of the acquisition to the FRB, which may prohibit the transaction, and to publish notice to the public.

         Generally, a bank holding company may not engage in any activities other than banking, managing or controlling its bank and other authorized subsidiaries, and providing services to these subsidiaries. With prior approval of the FRB, the Company may acquire more than 5% of the assets or outstanding shares of a company engaging in non-bank activities determined by the FRB to be closely related to the business of banking or of managing or controlling banks. The FRB provides expedited procedures for expansion into approved categories of non-bank activities.

         Subsidiary banks of a bank holding company are subject to certain quantitative and qualitative restrictions on extensions of credit to the bank holding company or its subsidiaries, on investments in their securities and on the use of their securities as collateral for loans to any borrower. These regulations and restrictions may limit the Company's ability to obtain funds from the Bank for its cash needs, including funds for the payment of dividends, interest and operating expenses. Further, subject to certain exceptions, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, the Bank may not generally require a customer to obtain other services from itself or the Company, and may not require that a customer promise not to obtain other services from a competitor as a condition to and extension of credit to the customer.

         Under FRB policy, a bank holding company is expected to act as a source of financial strength to its subsidiary banks and to make capital injections into a troubled subsidiary bank, and the FRB may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank when required. A required capital injection may be called for at a time when the holding company does not have the resources to provide it. In addition, depository institutions insured by the Federal Deposit Insurance
Corporation ("FDIC") can be held liable for any losses incurred by, or reasonably anticipated to be incurred by, the FDIC in connection with the default of, or assistance provided to, a commonly controlled FDIC-insured depository institution. Accordingly, in the event that any insured subsidiary of the Company causes a loss to the FDIC, other insured subsidiaries of the Company could be required to compensate the FDIC by reimbursing it for the estimated amount of such loss. Such cross guaranty liabilities generally are superior in priority to the obligations of the depository institution to its stockholders due solely to their status as stockholders and obligations to other affiliates.

         Federal Bank Regulation. The Company's banking subsidiary is a federally-chartered national bank regulated by the Office of Comptroller of the Currency ("OCC"). The OCC may prohibit the institutions over which it has supervisory authority from engaging in activities or investments that the agency believes constitutes unsafe or unsound banking practices. Federal banking regulators have extensive enforcement authority over the institutions they regulate to prohibit or correct activities which violate law, regulation or a regulatory agreement or which are deemed to constitute unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

         The Bank is subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons which generally require that such credit extensions be made on substantially the same terms as are available to third persons dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount which may be loaned to any one customer and its related interests to capital levels.

         Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), each federal banking agency is required to prescribe, by regulation, non-capital safety and soundness standards for institutions under its authority. The federal banking agencies, including the OCC, have adopted standards covering internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution which fails to meet those standards may be required by the agency to develop a plan acceptable to the agency, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Company, on behalf of the Bank, believes that it meets substantially all standards which have been adopted. FDICIA also imposed new capital standards on insured depository institutions. See "--Capital Requirements."

         Before establishing new branch offices, the Bank must meet certain minimum capital stock and surplus requirements and the Bank must obtain OCC approval.

         Deposit Insurance. As a FDIC member institution, the Bank's deposits are insured to a maximum of $100,000 per depositor through the Bank Insurance Fund ("BIF"), administered by the FDIC, and each institution is required to pay semi-annual deposit insurance premium assessments to the FDIC. The BIF assessment rates have a range of 0 cents to 27 cents for every $100 in assessable deposits. Banks with no premium are subject to an annual statutory minimum assessment.

         Capital Requirements. The federal banking regulators have adopted certain risk-based capital guidelines to assist in the assessment of the capital adequacy of a banking organization's operations for both transactions reported on the balance sheet as assets and transactions, such as letters of credit, and recourse arrangements, which are recorded as off balance sheet items. Under these guidelines, nominal dollar amounts of assets and credit equivalent amounts of off balance sheet items are multiplied by one of several risk adjustment percentages, which range from 0% for assets with low credit risk, such as certain U.S. Treasury securities, to 100% for assets with relatively high credit risk, such as business loans. For bank holding companies with less than $150,000,000 in consolidated assets, the guidelines are applied on a bank-only basis.

         A banking organization's risk-based capital ratios are obtained by dividing its qualifying capital by its total risk adjusted assets. The regulators measure risk-adjusted assets, which include off balance sheet items, against both total qualifying capital (the sum of Tier 1 capital and limited amounts of Tier 2 capital) and Tier 1 capital. "Tier 1," or core capital, includes common equity, perpetual preferred stock (excluding auction rate issues) and minority interest in equity accounts of consolidated subsidiaries, less goodwill and other intangibles, subject to certain exceptions. "Tier 2," or supplementary capital, includes, among other things, limited-life preferred stock, hybrid capital instruments, mandatory convertible securities, qualifying subordinated debt, and the allowance for loan and lease losses, subject to certain limitations and less required deductions. The inclusion of elements of Tier 2 capital is subject to certain other requirements and limitations of the federal banking agencies. Banks and bank holding companies subject to the risk-based capital guidelines are required to maintain a ratio of Tier 1 capital to risk- weighted assets of at least 4% and a ratio of total capital to risk-weighted assets of at least 8%. The appropriate regulatory authority may set higher capital requirements when particular circumstances warrant. As of December 31, 1996, the Bank's ratio of Tier 1 to risk-weighted assets stood at 28.44% and its ratio of total capital to risk- weighted assets stood at 28.25%. In addition to risk-based capital, banks and bank holding companies are required to maintain a minimum amount of Tier 1 capital to total assets, referred to as the leverage capital ratio, of at least 3%. As of December 31, 1996, the Bank's leverage capital ratio was 14.86%.

         In August,  1995 and May, 1996, the federal  banking  agencies  adopted
final  regulations   specifying  that  the  agencies  will  include,   in  their
evaluations of a bank's capital adequacy, an assessment of the Bank's interest rate risk ("IRR") exposure. The standards for measuring the adequacy and effectiveness of a banking organization's interest rate risk management includes a measurement of board of director and senior management oversight, and a determination of whether a banking organization's procedures for comprehensive risk management are appropriate to the circumstances of the specific banking organization. The Bank has internal IRR models that are used to measure and monitor IRR. Additionally, the regulatory agencies have been assessing IRR on an informal basis for several years. For these reasons, the Company does not expect the addition of IRR evaluation to the agencies' capital guidelines to result in significant changes in capital requirements for the Bank.

         Failure to meet applicable capital guidelines could subject a banking organization to a variety of enforcement actions, including limitations on its ability to pay dividends, the issuance by the applicable regulatory authority of a capital directive to increase capital and, in the case of depository institutions, the termination of deposit insurance by the FDIC, as well as to the measures described under "--Federal Deposit Insurance Corporation Improvement Act of 1991" below, as applicable to undercapitalized institutions. In addition, future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect the ability of the Bank to grow and could restrict the amount of profits, if any, available for the payment of dividends to the Company.

         Federal Deposit Insurance Corporation Improvement Act of 1991. In December, 1991, Congress enacted the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), which substantially revised the bank regulatory and funding provisions of the Federal Deposit Insurance Act and made significant revisions to several other federal banking statutes. FDICIA provides for, among other things, (i) publicly available annual financial condition and management reports for financial institutions, including audits by independent accountants, (ii) the establishment of uniform accounting standards by federal banking agencies, (iii) the establishment of a "prompt corrective action" system of regulatory supervision and intervention, based on capitalization levels, with more scrutiny and restrictions placed on depository institutions with lower levels of capital, (iv) additional grounds for the appointment of a conservator or receiver, and (v) restrictions or prohibitions on accepting brokered deposits, except for institutions which significantly exceed minimum capital requirements. FDICIA also provides for increased funding of the FDIC insurance funds and the implementation of risked-based premiums. See "- Deposit Insurance."

         A central feature of FDICIA is the requirement that the federal banking agencies take "prompt corrective action" with respect to depository institutions that do not meet minimum capital requirements. Pursuant to FDICIA, the federal bank regulatory authorities have adopted regulations setting forth a five-tiered system for measuring the capital adequacy of the depository institutions that they supervise. Under these regulations, a depository institution is classified in one of the following capital categories: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." The Bank is currently classified as "well-capitalized." An institution may be deemed by the regulators to be in a capitalization category that is lower than is indicated by its actual capital position if, among other things, it receives an unsatisfactory examination rating with respect to asset quality, management, earnings or liquidity.

         FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a cash dividend) or paying any management fees to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and are required to submit capital restoration plans. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. Significantly undercapitalized depository institutions may be subject to a number of other requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and stop accepting deposits from correspondent banks. Critically undercapitalized institutions are subject to the appointment of a receiver or conservator, generally within 90 days of the date such institution is determined to be critically undercapitalized.

         FDICIA provides the federal banking agencies with significantly expanded powers to take enforcement action against institutions which fail to comply with capital or other standards. Such action may include the termination of deposit insurance by the FDIC or the appointment of a receiver or conservator for the institution. FDICIA also limits the circumstances under which the FDIC is permitted to provide financial assistance to an insured institution before appointment of a conservator or receiver.

         Interstate Banking Legislation. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 was enacted into law on September 29, 1994. The law provides that, among other things, substantially all state law barriers to the acquisition of banks by out-of-state bank holding companies were eliminated effective on September 29, 1995. The law also permits interstate branching by banks effective as of June 1, 1997, subject to the ability of states to opt-out completely or to set an earlier effective date. Maryland generally established an earlier effective date of September 29, 1995.

         Monetary Policy. The earnings of a bank holding company are affected by the policies of regulatory authorities, including the FRB, in connection with the FRB's regulation of the money supply. Various methods employed by the FRB are open market operations in United States Government securities, changes in the discount rate on member bank borrowing and changes in reserve requirements against member bank deposits. These methods are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid on deposits. The money policies of the FRB have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future.


                                     ITEM 2
                              FINANCIAL INFORMATION

Selected Financial Data

         The following selected financial data should be read in conjunction with the Company's Consolidated Financial Statements and the related notes and with the Company's Management's Discussion and Analysis of Financial Condition and Results of Operations, provided elsewhere herein.

-----------------------------------------------------------------------------------------------------------------------
For the Year                                 1996            1995            1994            1993            1992
-----------------------------------------------------------------------------------------------------------------------

Net interest income                    $  6,265,431    $  6,012,491    $  6,097,626    $  5,841,071    $  5,718,282
Provision for credit losses                       0               0         274,000       1,000,000       2,582,278
Net interest income after provision
  for credit losses                       6,265,431       6,012,491       5,823,626       4,841,071       3,136,004
Other operating income                      999,423         877,386         856,585         855,619         956,685
Net income                                2,307,742       2,138,500       2,030,864       1,759,683       1,223,329

Per Share Data:*
-----------------------------------------------------------------------------------------------------------------------


Net income                                   $ 2.29          $ 2.12          $ 2.02          $ 1.75          $ 1.22
Cash dividends declared                        0.92            0.85            0.60            0.53            0.50
Book value                                    21.93           20.70           19.19           17.95           16.73

Number of common shares                   1,007,424       1,007,424       1,007,424       1,007,424       1,007,424

At Year End
-----------------------------------------------------------------------------------------------------------------------


Total Assets                           $146,899,477    $138,100,669    $144,942,996    $144,079,772    $139,852,892
Loans, net of unearned income            88,892,757      87,049,483      79,329,222      86,247,915      92,153,039
Allowance for credit losses               1,503,268       1,478,555       1,481,501       1,851,369       2,000,000
Investment securities                    43,652,747      37,131,443      53,209,881      36,663,520      31,451,735
Deposits                                124,166,248     116,479,753     124,984,593     125,249,716     122,499,502
Stockholders' equity                     22,095,951      20,849,348      19,332,344      18,085,400      16,854,615

Average Balances
-----------------------------------------------------------------------------------------------------------------------


Total assets                           $141,410,379    $139,313,160    $143,919,722    $140,857,647    $138,972,010
Total deposits                          118,945,631     118,224,470     124,027,077     122,441,750     121,291,098
Stockholders' equity                     21,626,308      20,318,612      19,027,257      17,858,590      16,930,725
Return on average total assets                1.63%           1.54%           1.41%           1.25%           0.88%
Return on average stockholders' equity       10.67%          10.52%          10.67%           9.85%           7.23%
-----------------------------------------------------------------------------------------------------------------------

*Per share data for 1992 through 1995 is restated to reflect the 100% stock dividend paid May 20, 1994 and the July 1, 1996 two for one share exchange.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion is designed to provide a better understanding of the financial position of the Company and should be read in conjunction with the Audited Consolidated Financial Statements and Notes.

Organizational Background

         On July 1, 1996, the Company commenced operations as the parent company of its sole subsidiary, the Bank, which has conducted the business of banking since 1876. Since the Bank is the primary possession of the Company, the assets and liabilities of the Company are made up almost entirely of the assets and liabilities of the Bank. The same is true for the income and expense of the Company. All data for periods on and after July, 1996 is presented in this analysis in consolidated form and is compared to like data for the Bank for prior years. Comparative financial data for 1995 and 1994 are those of the Bank restated to reflect the exchange of shares of Bank common stock for Company Shares.

Results of Operations Overview

         The Company reported $2,308,000 in net income for 1996 or $2.29 per share compared to 1995 net income of $2,139,000 or $2.12 per share, and $2,030,000 or $2.02 for 1994. Earnings for the year represent a record level of performance for the Company, exceeding the previous record of $2,280,000 achieved in 1989. The improvement was attributable to growth in net interest income, the Company's major income component. Gain on sale of investment securities, as well as a relatively unchanged level of non-interest expense also contributed to the growth in earnings. Return on average assets was 1.63%, 1.54% and 1.41% in 1996, 1995 and 1994 respectively, which reflects the Company's growth in earnings at a faster rate than the growth in assets. These results produced an increase in return on average stockholders' equity. Return on average stockholders' equity for 1996 returned to the 1994 level of 10.67% compared to 10.52% in 1995.

Net Interest Income and Net Interest Margin

         Net interest income is the principal source of earnings for a banking company. It represents the difference between interest and fees earned on the loan and investment portfolios and the interest paid on deposits. The years ended December 31, 1996 and 1995 have been characterized by generally declining interest rates. For the Bank, 1996 and 1995 reflect increasing loan rates and generally declining deposit rates until the second half of 1996 when deposit rates increased slightly. Because deposits and loans and other investments reprice at different rates and as a result of changes in volume, the Bank's net interest income, on a fully tax-equivalent basis, increased in 1996 from the preceding year but declined in 1995 when compared to 1994.

         Net interest income (on a tax equivalent basis) for 1996 increased by $192 thousand or 3.0% compared to the year ended December 31, 1995, while 1995 decreased by $103 thousand or 1.6% from the previous year ended December 31, 1994. These variances are largely the result of the effect of increased interest rate spread for 1996 versus 1995 and decreased interest rate spread for 1995 compared to 1994. Interest rate spread is the difference between the average yield on interest earning assets and the average rate paid on interest bearing liabilities (deposits). Interest rate spread for the years ended December 31, 1996, 1995 and 1994 was 3.87%, 3.86%, and 3.96%, respectively. Although interest income and expense both increased in 1995, the decrease in interest rate spread for 1995 resulted from interest-bearing liabilities repricing faster than interest-bearing assets. Interest rate spread in 1996 increased by .01% as a result of a modest increase in yield on earning assets of .04% and an increase in expense of interest-bearing liabilities of .03%. Overall, loan rates showed an increase during 1996 as did the average balance in loans, providing a higher return compared to investment securities. Total interest expense actually decreased in 1996 compared to 1995 by $21 thousand, or less than 1%, as a result of decreasing deposit rates in the first 6 months of 1996 and 1.1% decrease in average balance of interest bearing deposits as of December 31, 1996. See the Table 1 titled "Average Balances, Yields and Rates" for additional information.

         Net interest margin is calculated as tax equivalent net interest income divided by average earning assets and represents the Company's net yield on its earning assets. For 1996, the net interest margin increased to 4.85% from 4.75% in 1995. The net interest margin for 1995 increased to 4.75% from 4.66% the previous year. These changes are the result of repricing as previously discussed and are illustrated in Table 2 titled "Rate/Volume Analysis." When comparing 1996 to 1995, repricing actually reduced the net interest margin $20 thousand in net interest income and volume changes provided $212 thousand for a net increase of $192 thousand. The 1.1% increase in earning assets was assisted by a $4.5 million increase in average total loans and was tempered by a 17% or $7.8 million reduction in average total investment securities. The remaining decrease in average investment securities and addition in deposits which was not absorbed by loan growth was invested in federal funds. The balance of outstanding mortgage loans increased by approximately $4.4 million. This increase is attributed to an increase in commercial real estate loans, the addition of a 10 year draw home equity product, as well as a significant increase in the outstanding balance of the first time home buyer product. Comparing 1995 and 1994 shows that changes in rates reduced net interest margin $302 thousand, while changes in volume provided $199 thousand for a net decrease of $103 thousand. The increase in earning assets was supported by growth in the outstanding consumer loan portfolios. The average balance of mortgage loans outstanding increased by approximately $4.2 million. The Bank introduced a fixed rate mortgage product and first time home buyers product in 1994 both of which reflected significant growth during 1995 and 1996. Also in 1994, in response to competitive demands, 3-year and 5-year adjustable rate mortgages were presented. These products have had favorable growth since implementation.

         Management and the Board of Directors of the Bank monitor interest rates on a regular basis to assess the Bank's competitive position and to maintain a reasonable and profitable interest rate spread. The Bank also considers the maturity distribution of loans, investments, and deposits and its effect on net interest income as interest rates rise and fall over time.

         For additional analysis see Notes 3 and 7 for maturity distributions of investments and deposits in the Consolidated Financial Statements, Table 3 "Investment Securities," and Table 4 "Investment Security Maturities and Yields."

Provision and Allowance for Credit Losses

         For the year ended December 31, 1996, the Bank recorded net recoveries of $25 thousand compared to net charge offs of $3 thousand in 1995 and $644 thousand in 1994. Internal loan review, in particular, has been effective in identifying problem credits and in achieving timely recognition of potential and actual losses within the loan portfolio. Improved overall credit quality and increased collection efforts have also contributed to the decrease in net charge offs in 1995 and net recoveries in 1996.

         Gross charge offs in 1996 amounted to $78 thousand and in 1995 totaled $105 thousand, the majority of which were installment loans. Gross charge offs in 1994 ($721 thousand) included $375 thousand in loans to a commercial customer, which accounted for over half of the losses for the year. Recoveries in 1996 reflect the recovery of $56 thousand of the $375 thousand 1994 charge off. Efforts to collect charged off loans continue, but successes are rare as evidenced by the relatively low amount of recoveries, totaling only $103 thousand in 1996 and $102 thousand in 1995.

         The provision for credit losses has followed the same general trend as the amount of charge offs. No provision for credit losses was charged to expense in 1996 or 1995. For the year ended December 31, 1994, provision totaling $274 thousand was charged to expense. The allowance for credit losses is maintained at a level believed adequate by management to absorb estimated probable credit losses. Management's quarterly evaluation of the adequacy of the allowance is based on analysis of the loan portfolio and its known and inherent risks, assessment of current economic conditions, diversification and size of the portfolio, adequacy of the collateral, past and anticipated loss experience and the amount of non-performing loans. The allowance for credit losses has remained relatively unchanged despite the increase in outstanding loan balances. The allowance for credit losses of $1.5 million as of December 31, 1994 represents 1.87% of gross loans, and as of December 31, 1995, the $1.5 million allowance for credit losses reflected 1.70% of gross loans. The decrease in the percentage of allowance to outstanding loans, despite a $7.7 million increase in outstanding loans in 1995, is justified by lower levels of past due and classified loans. This trend continued in 1996 although gross loans increased $1.8 million. The allowance for credit losses of $1.5 million as of December 31, 1996 amounted to 1.69% of the outstanding loan portfolio. Analysis by loan review and audit supports the adequacy of the allowance. This reduction in percentage of allowance to outstanding loans reflects improvements in credit quality achieved through better credit underwriting and more aggressive collection efforts and is further evidenced by lower past due loan totals. In management's opinion, the allowance for credit losses is adequate as of December 31, 1996.

         See Note 4 in the Consolidated Financial Statements for additional analysis on the allowance for credit losses, Table 8 "Analysis of the Allowance for Credit Losses," and Table 9 "Allocation of the Allowance for Credit Losses."

Non-Interest Income

         As of December 31, 1996, non-interest income increased $122 thousand or 12.2%. The increase was due primarily to the $204 thousand gain on the sale of Sallie Mae stock. Service charges on deposit accounts increased $45 thousand reflecting increased levels of checks drawn against insufficient funds. Income of unconsolidated subsidiaries continued to decline in 1996 resulting in an addition to other operating income of $25 thousand; a $92 thousand reduction from the prior year. See details in Note 6 in the Notes to Consolidated Financial Statements.

         For the year ended December 31, 1995, other non-interest income increased $21 thousand or 2.4%. The increase was due largely to an increase of $43 thousand in service charges on deposit accounts which were the result of increased levels of checks drawn against insufficient funds. A decrease in income of unconsolidated subsidiaries accounted for a $51 thousand reduction in non-interest income from the previous year.

Non-Interest Expenses

         Non-interest expenses increased slightly by $1.3 thousand or less than 1% for the year ended December 31, 1996 from the previous year. The minimal fluctuation in other non-interest expense is primarily the result of reduced FDIC insurance premiums offsetting the increase in other costs. FDIC deposit insurance premiums were reduced in 1996 to unusually low levels, which are now expected to continue, since the FDIC deposit insurance fund surpassed it recapitalization goal. Increases in costs were noted for salaries and benefits as the result of a full year of salaries for the employees who were added in 1995, increased benefit costs and cost of living adjustments. Similar increases are expected in 1997 with the addition of a few staff members as well as cost of living increases and benefit cost increases. The number of full time equivalent staff the year ended December 31, 1996 did not increase from the previous year end.

         The decrease in FDIC premiums was primarily offset by a 18.4% increase in expense of premises and fixed assets. Facility improvements and equipment upgrades resulted in increased depreciation expense, maintenance costs and equipment service contracts. This trend is expected to continue in 1997. The renovations and expansions at three branch locations were completed in 1995 and increased the Bank's investment in premises. The Bank will begin, and anticipates completion of, the renovations of its main office in 1997. Larger buildings require more maintenance and the additional investment will be depreciated over the estimated useful life of the asset. The impact of this additional expense is not expected to have a significant effect on the Company's net income.

         Non-interest expenses for the year ended December 31, 1995 reflected a slight increase of less than 1% over the prior year end as well. This increase was slowed as a result of a 50% reduction in FDIC deposit insurance premiums for 1995. The Bank added one full-time and eight part-time employees to the staff during 1995. Part-time employees were hired to provide a consistent level of service to our customers during peak times. The increase in salaries and benefit costs, which includes cost of living adjustments for current staff, amounted to $71 thousand or 3.9%. Increases were also noted in postage expense, marketing expense and mortgage appraisal fees. Postage rate and volume increases accounted for a 27.2% increase in postage expense.

Income Taxes

         For 1996, the effective tax rate for the Company increased to 33.7% compared to 31.1% for 1995 and 30.0% for 1994. Note 11 to the Consolidated Financial Statements includes a reconciliation of the Federal tax expense computed using the Federal statutory rate of 34% and provides additional detail. The Company noted a decrease in State income tax expense beginning in 1996 as the Maryland legislature exempted a portion of the interest from securities issued by the United States Treasury, bank-qualified Maryland Municipals, and some United States Government Agencies. This change in State income taxes is not expected to have a material impact on liquidity, financial condition or operations.

Investment Securities

         Investment securities classified as available-for-sale are held for an indefinite period of time and may be sold in response to changing market and interest rate conditions as part of the asset/liability management strategy. Available-for-sale securities are carried at market value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity net of income taxes. Investment securities classified as held-to-maturity are those that management has both the positive intent and ability to hold to maturity, and are reported at amortized cost. The Bank does not currently follow a strategy of making securities purchases with a view to near-term sales, and, therefore, does not own trading securities. The Bank manages the investment portfolios within policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity risk, meet earnings objectives, and provide required collateral support for deposit activities.

         Total investment securities amounted to $43.6 million and $37.1 million as of December 31, 1996 and 1995, respectively. The higher level of investments in securities resulted primarily from the increase in available funds derived from growth in deposits over loans.

         The Bank manages its investment portfolios within policies which seek to achieve desired levels of liquidity, manage interest rate sensitivity risk, meet earnings objectives and provide required collateral support for deposit activities. Excluding the U.S. Government and U.S. Government sponsored agencies, the Bank had no concentrations of investment securities from any single issues that exceeded 10% of stockholders' equity. Table 3 exhibits the distribution, by type, of the investment portfolio for the years ended December 31, 1996 and 1995.

Loan Portfolio

         The Bank is actively engaged in originating loans to customers in Queen Anne's, Caroline and Talbot counties. The Bank has policies and procedures designed to mitigate credit risk and to maintain the quality of the loan portfolio. These policies include underwriting standards for new credits as well as the continuous monitoring and reporting of asset quality and the adequacy of the allowance for credit losses. These policies, coupled with continuous training efforts, have provided effective checks and balances for the risk associated with the lending process. Lending authority is based on the level of risk, size of the loan and the experience of the lending officer. Table 5 "Summary of Loan Portfolio" presents the composition of the Bank's loan portfolio by significant concentration. The Bank had no loan concentrations exceeding 10% of total loans which are not otherwise disclosed.

         The Bank's policy is to make the majority of its loan commitments in the market area it serves. This tends to reduce risk because management is familiar with the credit histories of loan applicants and has an in-depth knowledge of the risk to which a given credit is subject. The Bank had no foreign loans in its portfolio as of December 31, 1996.

         It is the policy of the Bank to place a loan in non-accrual status whenever there is substantial doubt about the ability of a borrower to pay principal or interest on any outstanding credit. Management considers such factors as payment history, the nature of the collateral securing the loan and the overall economic situation of the borrower when making a non-accrual decision. Non-accrual loans are closely monitored by management. A non-accruing loan is restored to current status when the prospects of future contractual payments are no longer in doubt. At December 31, 1996 and 1995, $872 thousand and $1.3 million, respectively, of non-accrual loans were secured by collateral with an estimated value of $1.8 million as of December 31, 1996 and $2.7 million as of December 31, 1995. At December 31, 1996, the Bank had $1.6 million in loans on the watch list for which payments were current, but the borrowers have the potential for experiencing financial difficulties. These loans are subject to ongoing management attention and their classifications are reviewed regularly.

Deposits

         Deposit liabilities returned to 1994 levels, increasing to $124.2 million in 1996 from $116.5 at the end of 1995, or 6.6%. The $7.7 million in deposit growth is a favorable increase from the $8.5 million decrease in deposits experience in 1995. Time and savings deposits continue to be the main source of deposit growth, although non-interest bearing demand deposits have exhibited growth in each of the previous three years. The Bank continues to experience strong competition from other commercial banks, credit unions, the stock market and mutual funds. Table 1 displays the average balances and average rates paid on all major deposit classifications for 1996, 1995 and 1994. The Bank has no foreign banking offices.

Liquidity Management

         Liquidity describes the ability of the Bank to meet financial obligations that arise out of the ordinary course of business. Liquidity is primarily needed to meet borrowing and deposit withdrawal requirements of the customers of the Bank and to fund current and planned expenditures. The Bank
maintains  its  asset   liquidity   position   internally   through  short  term
investments, the maturity distribution of the investment portfolio, loan repayments and income from earning assets. A substantial portion of the investment portfolio contains readily marketable securities that could be converted to cash immediately. Refer to Note 3 in the Consolidated Financial Statements for a table showing the maturity distribution of the Bank's securities portfolio and the related estimated fair value. On the liability side of the balance sheet, liquidity is affected by the timing of maturing liabilities and the ability to generate new deposits or borrowings as needed. Other sources, not currently in use, are available through borrowings from the Federal Reserve Bank, the Federal Home Loan Bank and from lines of credit approved at correspondent banks. Deposit growth of $7.7 million or 6.6% during the later part of 1996, was used primarily to fund the $1.8 million or 2.1% increase in loans and $6.6 million or 18.2% increase in amortized cost of securities. As of December 31, 1995 total deposits declined by $8.5 million or 6.8% from the year ended December 31, 1994. During 1995, the Bank met liquidity needs for daily operations and to fund increased loan demand through the use of funds from matured investment securities and by selling $4.0 million in U.S. Treasury Securities. Management knows of no trend or event which will have a material impact on the Bank's ability to maintain liquidity at satisfactory levels.

Capital Resources and Adequacy

         Total stockholders' equity increased $1.2 million or 6.0% in 1996 to $22.1 million at the end of the year from $20.8 million at December 31, 1995. Earnings of $2.3 million were the primary contributor to this increase. The change in unrealized gain (loss) on investments classified as available-for-sale accounted for a $134 thousand reduction and dividends paid also decreased stockholders' equity $927 thousand. Total stockholder's equity as of December 31, 1995 increased $1.5 million compared to the prior year. $2.1 million in earnings provided the majority of the increase and unrealized gain on securities available-for-sale added $248 thousand. Dividends paid of $856 thousand in 1995 reduced equity.

         One measure of capital adequacy is the leverage capital ratio which is calculated by dividing average total assets for the most recent quarter into Tier 1 capital. The regulatory minimum for this ratio is 3%. The primary capital ratio for the years ended December 31, 1996, 1995, and 1994 was 14.86%, 14.86%, and 12.98%, respectively.

         Another measure of capital adequacy is the risk based capital ratio or the ratio of total capital to risk adjusted assets. Total capital is composed of both core capital (Tier 1) and supplemental capital (Tier 2) including adjustments for off balance sheet items such as letters of credit and taking into account the different degrees of risk among various assets. Regulators require a minimum total risk based capital ratio of 8%. The Bank's ratio at

December 31, 1996, and for each of the two preceding years was 28.25%, 27.85%, and, 28.07%, respectively. According to FDIC capital guidelines, the Bank is considered to be "Well Capitalized."

         Building and technological improvements are expected to continue in 1997. At this time, it is anticipated that renovations at the Bank's main office will be completed during 1997. Cost estimates anticipate an amount of close to $1 million which includes improvements, furniture and equipment. During 1995, the Bank rebuilt its branch located on Route 213, south of Centreville, converting it to a full service facility with a lender and customer service representative on staff, safe deposit facilities, and an automated teller machine ("ATM"). In 1995, the Bank also completed an addition to the Stevensville branch. Approximately 1,500 square feet of office space and a third drive-thru lane were built. A new drive up ATM was installed in the new addition.

         The Bank's Hillsboro branch was purchased from Signet Bank on January 31, 1992, and the branch operated in a leased building on Maryland Route 404 until December 1993, when the building was purchased by the Bank. A thorough renovation of the site has since been completed. This project included the addition of an ATM, a drive thru window, additional office space and a new roof and heating plant.

         On December 5, 1996 the Bank entered into an agreement to acquire Kent Savings. The merger transaction will be accounted for as a purchase. Under the terms of the agreement, the Bank will pay approximately $5,100,000 for all of the outstanding shares of Kent Savings. At December 31, 1996, total assets of Kent Savings were $23.9 million and total stockholders' equity was approximately $3.1 million. The Kent Savings stockholders approved the merger at their annual meeting on March 17, 1997 and approval has been received from the appropriate regulators. The anticipated effective date of the merger is April 1, 1997.

         Management knows of no other trend or event which will have a material impact on capital. Please also refer to Note 14 in the Notes to Consolidated Financial Statements for additional discussion of regulatory matters.

                       AVERAGE BALANCES, YIELDS AND RATES
                                   (Unaudited)

Table 1
                                              For the Year Ended              For the Year Ended              For the Year Ended
                                              December 31, 1996               December 31, 1995               December 31, 1994
------------------------------------------------------------------------------------------------------------------------------------
                                       Average       Income/  Yield    Average       Income/ Yield/    Average        Income/ Yield/
                                       Balance       Expense   Rate    Balance       Expense  Rate     Balance        Expense  Rate
ASSETS
Interest earning asets:
  Money market investments:
   Federal funds sold               $  7,095,343 $   378,246  5.33% $  2,354,943 $   137,734  5.85% $ 12,832,145  $   518,633  4.04%
Investment securities:
  U.S. Treasury securities and
  obligations of U.S. government
  agencies                            27,640,017   1,703,420  6.16%   34,441,007   2,063,641  5.99%   31,953,810    1,777,860  5.56%
  Tax-exempt obligations of States
  and political subdivisions           8,896,963     683,213  7.68%   10,025,129     822,951  8.21%   10,381,462      876,429  8.44%
  All other investment securities      1,387,606      91,075  6.56%    1,288,757      92,872  7.21%    1,220,103       82,619  6.77%
------------------------------------------------------------------------------------------------------------------------------------
    Total investment securities       37,924,586   2,477,708  6.53%   45,754,893   2,979,464  6.51%   43,555,375    2,736,908  6.28%
Loans, net of unearned income
  Commercial loans                    10,263,061   1,074,769 10.47%   11,031,642   1,156,962 10.49%   12,132,471    1,149,812  9.48%
  Installment loans                    5,097,131     512,414 10.05%    4,217,507     437,422 10.37%    3,875,868      430,054 11.10%
  Mortgage loans                      73,406,929   6,516,800  8.88%   69,008,142   6,077,576  8.81%   64,810,238    5,770,384  8.90%
------------------------------------------------------------------------------------------------------------------------------------
    Total loans                       88,767,121   8,103,983  9.13%   84,257,291   7,671,960  9.11%   80,818,577    7,350,250  9.09%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INTEREST EARNING ASSETS        133,787,050 $10,959,937  8.19%  132,367,127 $10,789,158  8.15%  137,206,097  $10,605,791  7.73%
Cash and due from banks                3,589,220                       3,431,939                       3,857,030
Other assets                           5,503,965                       4,984,475                       4,544,234
Allowance for loan and lease losses   (1,469,856)                     (1,470,381)                     (1,687,639)
------------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                        $141,410,379                    $139,313,160                    $143,919,722
====================================================================================================================================

LIABILITIES
Interest-bearing liabilities
  Federal funds purchased                      0           0  0.00% $    817,945 $    52,236  6.39%            0            0  0.00%
  NOW accounts                                 0           0  0.00%            0           0  0.00%   12,330,172      337,366  2.74%
  Super NOW accounts                  16,022,439     489,828  3.06%   14,763,485     458,095  3.10%    1,657,999       47,112  2.84%
  Money market deposit accounts       19,112,185     639,654  3.35%   20,708,692     704,005  3.40%   25,858,685      787,188  3.04%
  Time, $100,000 or more              11,632,139     633,460  5.45%   13,801,000     650,745  4.72%   15,461,000      601,689  3.89%
  Other time deposits                 30,099,425   1,582,081  5.26%   26,826,207   1,370,902  5.11%   27,788,635    1,204,916  4.34%
  IRA deposits                        14,451,599     738,622  5.11%   14,038,374     804,030  5.73%   14,137,354      775,030  5.48%
  Savings deposits                    12,324,479     392,334  3.18%   13,868,563     456,851  3.29%   14,520,187      456,878  3.15%
------------------------------------------------------------------------------------------------------------------------------------
TOTAL INT-BEARING DEPOSITS           103,642,266 $ 4,475,979  4.32%  104,824,266 $ 4,496,864  4.29%  111,754,032  $ 4,210,179  3.77%
Demand deposits                       15,303,365                      13,400,204                      12,273,045
Other liabilities                        838,440                         770,078                         865,388
------------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                119,784,071                     118,994,548                     124,892,465
Stockholders' equity                  21,626,308                      20,318,612                      19,027,257
------------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY             $ 141,410,379                    $139,313,160                    $143,919,722
====================================================================================================================================

Net interest income and
  interest rate spread                           $ 6,483,958  3.87%              $ 6,292,294  3.86%               $ 6,395,612  3.96%
Net interest income as a percent
  of earning assets                                           4.85%                           4.75%                            4.66%
====================================================================================================================================

1. All amounts are reported on a tax equivalent basis computed using the statutory federal income tax rate of 34%, exclusive of the alternative minimum tax rate and nondeductible interest expense.
2. Loan fee income is included in interest income for each loan category and yields are stated to include all.
3. Balances of nonaccrual loans and related income have been incuded for computational purposes.

                        RATE AND VOLUME VARIANCE ANALYSIS
                                   (Unaudited)

Table 2
                                                      1996 compared to 1995                1995 compared to 1994
-------------------------------------------------------------------------------------------------------------------------
                                               Increase        Change due to        Increase          Change due to
                                              (Decrease)      Rate       Volume    (Decrease)       Rate       Volume

INTEREST INCOME                        ----------------------------------------------------------------------------------
Federal funds sold                            $ 240,512    ($36,741)    $277,253   ($380,899)    $ 42,555    ($423,454)
-------------------------------------------------------------------------------------------------------------------------
Total money market investments                  240,512     (36,741)     277,253    (380,899)      42,555     (423,454)
-------------------------------------------------------------------------------------------------------------------------
U.S. Treasury securities and obligations
  of U.S. government agencies                  (360,221)     47,282     (407,503)    285,781      147,397      138,384
Tax-exempt obligations of State and
  political subdivisions                       (139,738)    (47,128)     (92,610)    (53,478)     (23,395)     (30,083)
All other investment securities                  (1,797)     (8,920)       7,123      10,253        5,604        4,649
-------------------------------------------------------------------------------------------------------------------------
Total investment securities                    (501,756)     (8,786)    (492,990)    242,556      129,606      112,950
-------------------------------------------------------------------------------------------------------------------------
Commercial loans                                (82,193)     (1,587)     (80,606)      7,150      111,477     (104,327)
Installment lonas                                74,992     (16,239)      91,231       7,368      (30,539)      37,907
Mortgage lonas                                  439,224      51,821      387,403     307,192      (66,569)     373,761
-------------------------------------------------------------------------------------------------------------------------
Total loans                                     432,023      33,995      398,028     321,710       14,369      307,341
-------------------------------------------------------------------------------------------------------------------------
Total interest income                           170,779     (11,512)     182,291     183,367      186,530       (3,163)
-------------------------------------------------------------------------------------------------------------------------

INTEREST EXPENSE

Federal funds purchased                       ($ 52,236)          0    ($ 52,236)   $ 52,236            0     $ 52,236
NOW accounts                                          0           0            0    (337,366)           0     (337,366)
Super NOW accounts                               31,733      (7,331)      39,064     410,983       38,591      372,392
Money market deposit accounts                   (64,351)    (10,077)     (54,274)    (83,183)      73,593     (156,776)
Time deposits of $100,000 or more               (17,285)     84,981     (102,266)     49,056      113,657      (64,601)
Other time deposits                             211,179      43,907      167,272     165,986      207,717      (41,731)
IRA deposits                                    (64,408)    (89,075)      23,667      29,000       34,426       (5,426)
Savings deposits                                (64,517)    (13,653)     (50,864)        (27)      20,476      (20,503)
-------------------------------------------------------------------------------------------------------------------------
Total interest expense                        ($ 20,885)   $  8,752    ($ 29,637)   $286,685     $488,460    ($201,775)
-------------------------------------------------------------------------------------------------------------------------
Net interest income                            $191,664    ($20,264)    $211,928   ($103,318)   ($301,930)    $198,612
-------------------------------------------------------------------------------------------------------------------------

1. Income and yields are computed on a tax equivalent basis using the statutory federal income tax rate of 34%, exclusive of the alternative minimum tax and nonductible interest expense.

2. Variances caused by the change in yield/rate times the average balance are allocated to rate.

3. Balances of nonaccrual loans and related income have been included for computational purposes.

                              Investment Securities
                                 (In Thousands)

Table 3
                                 Amortized Cost
                                  December 31,
                                    1996 1995
                                                    --------------------------

Available for Sale
  U.S. Treasury Securities                            $ 9,434        $ 2,738
  U.S. Government Securities Mutual Fund                1,863          1,304
                                                    --------------------------
    Total Available for Sale                           11,297          4,042
                                                    --------------------------

Held to Maturity
  Obligations of U.S. Government & and other
    government agencies and corporations               23,065         23,551
  Obligations of states and political subdivisions      9,397          9,427
                                                    --------------------------

    Total Held to Maturity                             32,462         32,978
                                                    --------------------------

Total Investment Securities                           $43,759        $37,020
                                                    ==========================

Table 4

                    Investment Securities Portfolio Analysis
                                December 31, 1996
                                 (In Thousands)

                         U.S. Treasury        U.S. Govt.        Municipals         Municipals -    Other Securities
                                              Agencies                             In State
                                                                                                                        Total
                         Book  Avg. T.E.    Book  Avg. T.E.    Book  Avg. T.E.    Book  Avg. T.E.   Book  Avg. T.E.     Book
Description & Term       Value   Yield      Value   Yield      Value   Yield      Value   Yield     Value   Yield       Value
                        ================   ================   ================    ===============   ===============   =========

0 - 3 Months            $1,500    5.80     $ 1,663   5.15     $  540    6.09      $ 100   10.13     $    0   N/A       $ 3,803

3 - 6 Months                 0     N/A           0    N/A          0     N/A          0     N/A          0   N/A            0

6 - 12 Months              496    7.27       4,494   6.79        702    7.58        440   10.42          0   N/A        6,132

1 - 3 Years              5,460    6.32      11,141   6.05      3,245    7.28        736    8.96          0   N/A       20,582

3 - 4 Years              1,978    6.36       2,000   6.64        100    9.39        485    7.25          0   N/A        4,563

4 - 5 Years                  0     N/A       2,737   6.72          0     N/A        202    6.73          0   N/A        2,939

5 - 30 Years                 0     N/A       1,030   6.25        730    9.09      2,118    8.00      1,863  6.56        5,741
                        ----------------   ----------------   ----------------   ----------------   --------------   ---------

          Total         $9,434    6.30     $23,065   6.27     $5,317    7.32     $4,081    8.33     $1,863  6.56      $43,760
                        ================   ================   ================   ================   ==============   =========


The above yields have been adjusted to reflect a tax equivalent basis assuming a federal tax rate of 34% and a state tax rate of 7%. Disclosure of 5 - 10 year maturities by investment category, including tax equivalent yield, was not available.

                            Summary of Loan Portfolio
                                 (In Thousands)

Table 5
                                         Loans Outstanding as of December 31,
                                     -------------------------------------------


                                             1996                    1995
                                     -------------------------------------------

                                              Percent of            Percent of
                                      Amount  Total Loans   Amount  Total Loans
                                     -------------------------------------------
Real Estate:
  Construction and land development  $ 3,264      3.67%    $ 2,104      2.42%
  Commercial                          10,935     12.30%     10,426     11.98%
  Residential                         60,490     68.05%     59,913     68.82%
Commercial                             7,739      8.71%      9,064     10.41%
Consumer                               6,465      7.27%      5,542      6.37%
                                     -------------------------------------------
     TOTAL                           $88,893    100.00%    $87,049    100.00%
                                     ===========================================






                          Maturities of Loan Portfolio
                                December 31, 1996
                                 (In Thousands)

Table 6

                                    Maturing
                                             Maturing       After One       Maturing
                                              Within       But Within      After Five
                                             One Year      Five Years         Years          Total
                                      ----------------------------------------------------------------
Real Estate:
  Construction and land development          $ 2,880         $   384        $     0       $  3,264
  Commercial                                   4,592           3,445          2,898         10,935
  Residential                                  7,931          14,150         38,409         60,490
Commercial                                     3,891           2,688          1,160          7,739
Consumer                                       1,810           4,151            504          6,465
                                      ----------------------------------------------------------------
     TOTAL                                   $21,104         $24,818        $42,971        $88,893
                                      ================================================================


        Classified by Sensitivities of Loans to Changes in interest Rates

Fixed - Interest Rate Loans                  $ 2,520         $ 5,965        $35,143        $43,628
Adjustable - Interest Rate Loans              18,543          19,018          7,704         45,265
                                      ----------------------------------------------------------------
    TOTAL                                    $21,063         $24,983        $42,847        $88,893
                                      ================================================================


                         Risk Elements of Loan Portfolio
                                 (In Thousands)
Table 7
                                                         December 31,
                                                        1996      1995
                                                    ---------------------


Non-accrual loans                                       $872     $1,277
Accruing loans past due 90 Days or more                  590        489
Restructured loans                                         0          0

Information with respect to non-accrual loans at December 31, 1996:

Non-accrual loans                                       $872
Interest income that would have been recorded
  under original terms:                                   58
Interest income recorded during the period                33




                   Analysis of the Allowance for Credit Losses
                                 (In Thousands)
Table 8
                               For the Years Ended
                                  December 31,
                                    1996 1995
                                                      --------------------------

Balance at beginning of period                           $ 1,479     $ 1,482

Charge-offs:
Real Estate
  Construction and land development                            0           0
  Commercial                                                   0          14
  Residential                                                 10           0
Commercial                                                     5          20
Consumer installment                                          63          71
                                                      --------------------------
                                                         $    78     $   105
                                                      ==========================

Recoveries:
Real Estate:
  Construction and land development                            0           0
  Commercial                                                   0          51
  Residential                                                 10
Commercial                                                    67          14
Consumer installment                                          25          37
                                                      --------------------------
                                                         $   102     $   102
                                                      ==========================

Net charge-offs (recoveries)                                 (24)          3

Provision for credit losses                                    0           0
                                                      --------------------------

Balance at end of period                                 $ 1,503     $ 1,479
                                                      ==========================

Average daily balance of loans                           $88,767     $84,257

Ratio of net charge-offs to average loans outstanding     (0.03%)      0.00%

                  Allocation of the Allowance for Credit Losses
                                 (In Thousands)

Table 9
                                                December 31,
                                              1996       1995
                                          -----------------------


Real Estate:
  Construction and land development          $   41     $   26
  Commercial                                    137        131
  Residential                                    36         24
Commercial                                      502        618
Consumer                                         95         42
Unallocated                                     692        638
                                          -----------------------
                                             $1,503     $1,479
                                          =======================




                   Maturity of Time Deposits $100,000 or More
                                 (In Thousands)

Table 10


                                              For the Years Ended
                                                  December 31,
                                               1996        1997
                                          -------------------------
Three months or less                         $ 7,769     $ 4,917
Three months through six months                2,776       2,952
Six months through twelve months               2,196       2,439
Over twelve months                             3,939       2,016
                                          -------------------------
TOTAL                                        $16,680     $12,324
                                          =========================




                          Summary of Significant Ratios
Table 11

                                                        1996        1995
                                                     -----------------------
Return on average total assets                          1.63%        1.54%
Return on average total equity                         10.67        10.52
Dividend payout ratio                                  40.17        40.09
Total average equity to total average assets ratio     15.29        14.58

                                     ITEM 3
                                   PROPERTIES

         The Bank owns real property at the location of its main office at 109 North Commerce Street, Centreville, Maryland 21617, and at its three branch locations at 2609 Centreville Road, Centreville, Maryland 21617 ("Route 213 South Branch Office"), 408 Thompson Creek Road, Stevensville, Maryland 21666 ("Stevensville Branch Office"), and at 21913 Shore Highway, Hillsboro, Maryland 21614 ("Hillsboro Branch Office"). There are no encumbrances on any of these properties. The Company owns no real property.


                                     ITEM 4
         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table reflects the beneficial ownership of the Company's Shares by Directors, executive officers and by stockholders known to management to own beneficially 5% or more of the Company's Shares as of March 4, 1997, and includes all of the Company's Shares that may be acquired by such persons 60 days thereafter. The address of each of the persons named below is the address of the Company.

--------------------------------------------------------------------------------
                                              Number of       Percent
                                              Shares          of Class
                                              Beneficially    Beneficially
Title of Class    Name                        Owned           Owned
--------------------------------------------------------------------------------
Par Value $0.01   Director
Common Stock
                  Sydney G. Ashley            65,323   (1)      6.48
                  J. Robert Barton             6,616   (2)       .66
                  David C. Bryan               3,304   (3)       .33
                  Daniel T. Cannon             1,500   (4)       .15
                  B. Vance Carmean, Jr.        9,012   (5)       .89
                  Mark M. Freestate            2,552   (6)       .25
                  Neil R. LeCompte               268             .03
                  Jerry F. Pierson             2,264   (7)       .22
                  Wm. Maurice Sanger           4,664   (8)       .46
                  Walter E. Schmidt            3,276   (9)       .33

                  Total (10 Directors)        98,779            9.81

                  All Directors and           98,939            9.82
                  Executive Officers as a
                  Group (11 Persons)


--------------------------------------------------------------------------------

(1) Includes 212 Shares held as Tenants by the Entireties by Sydney G. Ashley and his wife Janie E. Ashley; a one-third interest in 1,324 Shares held in the name of The Ashley Trust; and 2,200 Shares held by Janie Eby Ashley as an individual.

(2)  Includes 6,516 Shares held by Louise L. Barton as an individual.

(3)  Includes 888 Shares held by Barbara C. Bryan as an individual.

(4) Includes 700 Shares held as Tenants by the Entireties by Daniel T. Cannon and Sandra F. Cannon.

(5)  Includes 4,500 Shares held by Kathleen H. Carmean as an individual.

(6) Includes 36 Shares held jointly by Mark M. Freestate and his son, John Stuart Freestate; 36 Shares held jointly by Mark M. Freestate and his son, William M. Freestate, II; and 200 Shares held by W. M. Freestate & Son, Inc.

(7) Includes 504 Shares held by Jerry F. Pierson and Bonnie K. Pierson as Tenants by the Entireties.

(8) Includes 1,380 Shares held by Wm. Maurice Sanger and Ellen S. Sanger as Tenants by the Entireties.

(9)  Includes 1,200 Shares held by Nancy R. Schmidt as an individual.


                                     ITEM 5
                        DIRECTORS AND EXECUTIVE OFFICERS

         Ten Directors serve on the Company's Board of Directors, including Daniel T. Cannon, the Company's President. Each of the Directors also serve as Directors of the Bank.

         Sydney G. Ashley, 67, has served as a Bank Director continuously since 1966, and as a Company Director since its formation in 1996. He is also currently and has been during the past five years an associate of Ashley Brothers Real Estate Company, a real estate brokerage and development company; a general partner of Hunt-Ray Farms, a general partnership that operates a grain farm; president of GCF, Inc., a company that owns and operates commercial rental property; and president of Grove Creek Farms, Inc. a development corporation.

         J. Robert Barton, 66, has served as a Bank Director continuously since 1981, and as a Company Director since its formation in 1996, and as a Senior Vice President of the Bank from 1979 until July 1, 1992 and as President and CEO of the Bank from July 1, 1992 until June 30, 1995. Mr. Barton is retired from the daily operations of the Bank.

         David C. Bryan, 62, has served as a Bank Director continuously since 1986, and as a Company Director since its formation in 1996. He is an attorney practicing as a member in the Law Offices of Henry and Price LLC.

         Daniel T. Cannon, 47, has served as a Bank Director continuously since 1986, and as a Company Director since its formation in 1996. He was appointed Comptroller of the Bank in 1978, served as Cashier and Comptroller of the Bank from 1980 until his appointment as Executive Vice President in July 1, 1992. He served as Executive Vice President until July 1, 1995 when he was appointed President, his current position. Mr. Cannon also serves as President of the Company.

         B. Vance Carmean, Jr., 56, has served as a Bank Director continuously since 1992, and as a Company Director since its formation in 1996. He is currently and has been for the past five years president of Carmean Grain, Inc., a grain company.

         Mark M. Freestate, 44, has served as a Bank Director continuously since 1982, and as a Company Director since its formation in 1996. He is currently and has been for the past five years the president of W.M. Freestate & Son, Inc., an insurance agency.

         Neil R. LeCompte, 56, has served as a Bank Director continuously since 1995, and as a Company Director since its formation in 1996. He is currently and has been for the past five years a certified public accountant in the accounting office of Neil R. LeCompte.

         Jerry F. Pierson, 56, has served as a Bank Director continuously since 1980, and as a Company Director since its formation in 1996. He is currently and has been for the past five years the president of Jerry F. Pierson, Inc., a plumbing and heating contracting company.

         Wm. Maurice Sanger, 51, has served as a Bank Director continuously since 1992, and as a Company Director since its formation in 1996. He has been for the past five years president of F.W., Inc., T/A Western Auto, a retail business. He is also currently a sales agent for Champion Realty, a real estate company. Mr. Sanger is also president of Cloverbay Development Corporation, a real estate development and residential construction corporation.

         Walter E. Schmidt, 67, has served as a Bank Director continuously since 1987, and as a Company Director since its formation in 1996. He has served as vice president of Schmidt Ventures, Inc., a farming enterprise, since September, 1995. For the four years prior to that date, he served as president of Schmidt Farms, Inc.

Key Employee

         Carol I. Brownawell, 31, has served as the Treasurer of the Company since its formation in 1996, and as Executive Vice President and Chief Financial Officer of the Bank since January, 1997. Ms. Brownawell served as Bank Vice President, Finance from November 1994 until January, 1997, and as Comptroller from July, 1993, until November, 1994. Prior to joining the Bank, Ms. Brownawell was employed as a certified public accountant and auditor for CW Amos & Co., a public accounting firm.


                                     ITEM 6
                             EXECUTIVE COMPENSATION

         The following table sets forth the annual compensation for each of the Company's most highly compensated executive officers, whose cash compensation exceeded $100,000, for the three previous fiscal years.

                               Annual Compensation
------------------------------------------------------------------------------------    Other
                         Principal                                  Other Annual    Compensation
           Name           Position    Year     Salary      Bonus    Compensation         (2)
-------------------------------------------------------------------------------------------------
J.  Robert Barton (1)    President    1994    $100,000    $4,500       $    0          $ 7,315
                         President    1995      58,333         0        7,525            5,250
-------------------------------------------------------------------------------------------------
Daniel T. Cannon         Exec. VP     1994    $ 90,280    $4,063       $    0          $ 6,604
                         President    1995      95,385     5,000            0            9,035
                         President    1996     100,383     5,000            0           10,245
-------------------------------------------------------------------------------------------------

(1) J. Robert Barton retired as President of the Bank effective June 30, 1995. Mr. Barton continues to serve as a Director of the Bank and the Company.

(2) Other compensation includes amounts contributed by the Bank pursuant to a 401(k) Profit Sharing Plan and Trust that covers substantially all employees. Each year, the Bank contributes a matching contribution equal to 50% of the participant's deferral, up to 6% of the employee's salary, and a discretionary amount determined each year by the Board of Directors. For 1996, the discretionary amount was established at 7% of compensation.


Director Compensation

         Directors of the Company do not receive compensation for service in that capacity. However, as Directors of the Bank, outside Bank Directors receive $50 for each Board of Directors and committee meeting attended plus an annual retainer of $8,500. The Chairman of the Board receives an additional $1,000 annually. The Committee Chairman on each of the four Bank committees receives $500 annually. Directors who are also employees of the Bank receive no compensation for their capacity as Directors of the Bank.

         Under a non-qualified deferred compensation plan, the Bank permits Directors to defer part of their compensation and fees by investing the deferred income in insurance policies on the Director's life, with the Bank as owner and beneficiary. The death benefit of such policies will be used by the Bank to fund the payments to the Directors. If the Director lives to age 65, the retirement age defined in the plan, the Bank will begin to pay him an amount which will be calculated at that time in 15 annual payments, based upon the value of the life insurance policy and existing market conditions. If the Director lives to age 65, but dies before receiving all of the 15 annual payments, the remaining annual payments will be paid to the Director's beneficiary. If a Director retires prior to or after age 65, the annual payments will be discounted or increased, as the case may be, based on the value of the life insurance policy. Finally, if the Director dies prior to age 65, the annual payments will be calculated based on the value of the life insurance policy death benefit and paid in 15 annual payments to the Director's beneficiary. No Director deferred any compensation under a non-qualified deferred compensation plan for the year ended December 31, 1996.

Board of Directors' Executive Compensation Committee Report

         Officers of the Company and the Bank receive compensation only for their service for the Bank. However, as to the Bank, the fundamental philosophy of the compensation program is to offer competitive compensation opportunities for all executive officers which are based on both the individual's contribution and the Bank's performance. The compensation paid is designed to attract, retain and reward executive officers who are capable of leading the Bank in achieving its business objectives in an industry characterized by complexity, competitiveness and constant change. The compensation of key executives is reviewed and approved annually by the Bank's Board of Directors, which acts as the Bank's Compensation Committee.

         In its consideration of whether to increase salaries from year to year, and the amounts of increases, the Board of Directors reviews the overall financial performance of the Bank during the past year and the expectations for the current year. Specifically, the Board looks to whether total return on assets is satisfactory and compare total assets and earnings levels with prior years. Special factors that are considered are whether loan delinquencies are consistent with expectations, and whether there have been any significant acquisitions or sales of assets or other extraordinary events. While no specific financial targets are set, the Board will generally recommend increases to executives, including the chief executive officer, if the Bank continues to experience anticipated levels of financial growth.

         Salaries are also based on merit, which involves an evaluation by the Board of how ably an executive performed the duties entailed in his or her position. Employees generally are reviewed by management, while executive officers have their performance evaluated by the Board.

         All or most executives, including the chief executive officer, receive approximately the same percentage increase in salary in any given year.
Similarly, so long as the Bank is meeting its budgets expectations, each executive receives a bonus of a percentage of salary, with most executives receiving approximately the same percentage amount. In 1996, most bonuses were in the range of 5%.

         The foregoing report has been approved by the Bank's Board of Directors.

Compensation Committee Interlocks and Insider Participation

         The full Bank Board of Directors (which consists of the full Company Board of Directors) serves as the Bank's Compensation Committee. Daniel T. Cannon, a member of the Board of Directors of the Bank since 1986 and of the Company since the Company's formation in 1996, also serves as President of the Company and as President and CEO of the Bank. While Mr. Cannon specifically excluded himself from any Board discussion concerning his compensation, he did participate in Board of Directors discussions concerning other key executives' compensation.

Performance Graph

         The performance graph shown below compares the cumulative total return to the Company's stockholders over the most recent 5-year period with both the NASDAQ Combined Composite Index (reflecting overall stock market performance) and the NASDAQ Combined Bank Index (reflecting changes in banking industry stocks). Returns are shown on a total return basis, assuming the reinvestment of dividends based on a $100 investment beginning December 31, 1991. The NASDAQ Combined Bank Index reflects performance on a straight appreciation basis, as annual dividend data was not yet available for this index.


                 Comparison of Five Year Cumulative Total Return
                             Shore Bancshares, Inc.,
                        NASDAQ Combined Composite Index &
                           NASDAQ Combined Bank Index

[GRAPHIC OMITTED]

                                    --------------------------------------------------------------------------------
                                            1991         1992         1993         1994         1995         1996
--------------------------------------------------------------------------------------------------------------------
Shore Bancshares, Inc.**                  $100.00     $ 82.02*     $  78.91*   $   86.86*    $  92.82*     $ 141.93
--------------------------------------------------------------------------------------------------------------------
NASDAQ Comb. Composite                    $100.00     $ 115.45       $132.48     $ 128.24     $ 179.43     $ 220.17
--------------------------------------------------------------------------------------------------------------------
NASDAQ Comb. Bank                         $100.00     $ 152.02      $ 196.66     $ 198.84     $ 287.94     $ 363.27
--------------------------------------------------------------------------------------------------------------------

* Restated for 100% stock dividend in 1994 and for two for one share exchange effective July 1, 1996.
** Share performance reflect value of Bank shares for periods before July 1, 1996.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         During the past year the Bank has had, and expects to have in the future, banking transactions in the ordinary course of its business with its Directors, officers and owners of 5% or more of the Company's outstanding Shares and with their associates on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the same time for comparable transactions with others. The extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. Loans outstanding to such parties totaled $2,023,000 and $2,761,000 at December 31, 1996 and 1995, respectively. During 1996, $468,000 of new loans were made and repayments totaled $1,206,000.

                                     ITEM 8
                                LEGAL PROCEEDINGS

         There are no material pending legal proceedings other than ordinary routine litigation incidental to the business to which the Company, the Bank, or its subsidiaries is a party or of which any of their properties is subject.
There are also no material proceedings to which any Director, officer, or affiliate of the Company, any person holding beneficially in excess of five (5) percent of the Company's Shares, or any associate of any such Director, officer, or securing holder is a party.


                                     ITEM 9
                MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                   COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Market Information

         There is no established public trading market for the Company's Shares. Accordingly, there is no comprehensive record of trades or the prices of any such trades. The following table reflect stock prices for Company Shares (and Bank shares of common stock prior to the Company's formation and acquisition of the Bank in July, 1996), to the extent such information is available to management of the Company, and the dividends declared with respect thereto during the preceding two years.

--------------------------------------------------------------------------------
                                      1996
--------------------------------------------------------------------------------
 1st Quarter*        2nd Quarter*        3rd Quarter          4th Quarter
 High    Low         High    Low         High    Low         High    Low
--------------     ---------------     ---------------     ---------------
$22.00  $20.50     $26.00   $22.00     $29.00   $26.00     $30.00   $27.50
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                      1995
--------------------------------------------------------------------------------
 1st Quarter*       2nd Quarter*        3rd Quarter*        4th Quarter*
 High     Low       High     Low        High    Low         High     Low
--------------     ---------------     ---------------     ---------------
$20.50  $19.75     $20.50   $19.00     $20.50   $19.00     $20.50   $20.00
--------------------------------------------------------------------------------

* Prices adjusted for a two-for-one share exchange of Bank shares of common stock for Company Shares.

Holders

         As of March 7, 1997 there were 763 holders of record of the Company's Shares.

Dividends

         The Company declared and paid a cash dividend per Share totaling $0.92 (as restated for the two for one exchange on July 1, 1996) per share or $926,832 for the year 1996, and $0.85 (as restated for the two for one exchange on July 1, 1996) or $856,310 for 1995. In 1996, dividends were paid quarterly for the first time in the history of the Bank and the Company. The Board of Directors of the Company declared a dividend on March 5, 1996 of $0.35 per share to be paid on March 20, 1996 to holders of record March 11, 1996. On June 11, 1996, a dividend of $0.35 per share was approved to be paid on June 20, 1996, to stockholders of record as of June 11, 1996. In the third quarter, an $0.18 dividend was announced on September 3, 1996, to be paid September 20, 1996, to stockholders of record September 10, 1996. The final dividend in 1996 of $0.39 was declared December 10, 1996 for holders of record December 10, 1996, and was paid on December 20, 1996.

         On May 30, 1995 the Board of Directors declared a dividend to be paid June 20, 1995 at the rate of $0.48 per share to stockholders of record as of June 9, 1995 and declared a dividend of $1.02 per share, as well as a special dividend of $0.20 per share on November 28, 1995 to be paid on December 21, 1995 to stockholders of record as of December 8, 1995.

         The holders of the Company's Shares will be entitled to dividends, when, as, and if declared by the Company's Board of Directors, subject to the restrictions imposed by Maryland law. The only statutory limitation applicable to the Company is that dividends may not be paid if the Company is insolvent or if the dividend would cause the Company to become insolvent. However, until the Company expands its activities, its only source of income is from the dividends paid by the Bank to the Company. Therefore, the dividend restrictions applicable to national banks will impact the Company's ability to pay dividends.

         Under the National Bank Act, dividends may be paid only out of retained earnings as defined in the statute. The approval of the OCC is required if the dividends for any year exceed the net profits, as defined, for that year plus the retained net profits for the preceding two years. In addition, unless a national bank's capital surplus equals or exceeds the stated capital for its common stock, no dividends may be declared unless the bank makes transfers from retained earnings to capital surplus.

         There are no contractual restrictions that currently limit the Company's ability to pay dividends or that the Company reasonably believes are likely to limit materially the future payment of dividends on the Company's Shares.


                                     ITEM 10
                     RECENT SALES OF UNREGISTERED SECURITIES

         In connection with the reorganization of the Bank into a bank holding company structure, the Company issued 1,007,424 Shares to the stockholders of the Bank in a tax-free exchange pursuant to the exemption provided under Section 3(a)(12) of the Securities Act of 1933. The reorganization was completed on July 1, 1996.


                                     ITEM 11
             DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

General

         The Company's Articles of Incorporation provide for an authorized capitalization consisting of 10,000,000 shares, initially classified as common stock, par value $0.01 per share, 1,007,424 of which are issued and outstanding. The Company has approximately 8,992,576 Shares available for issuance. While there are no present plans to issue any additional Company Shares, such Shares could be issued for the purpose of acquiring other banks or businesses, for raising additional capital or for other appropriate purposes. Under Maryland law, the Board of Directors may issue Shares without stockholder approval.

Voting Rights

         Each of the Company's Shares is entitled to one vote per share owned by the stockholder. Holders of the Company's Shares generally have voting rights in mergers. In a merger in which the Company is the survivor, no stockholder vote is required if, in connection with the merger, the Company does not issue shares of stock of a class amounting to more than 15% of the number of shares of such class then outstanding and if the merger does not reclassify or change the outstanding stock of the Company or otherwise amend its charter. Holders of the Company's Shares have appraisal rights only in mergers where the Company is not the surviving corporation or in certain cases where their contract rights are changed, the number of shares to be issued in the merger equals or exceeds 15% of the shares outstanding prior to the merger, or Company Shares are converted into something other than stock of the surviving corporation.

         With certain exceptions, the Maryland General Corporation Law provides holders of Company Shares a right to demand and receive payment of the fair value of the stockholder's Shares from a successor corporation under certain circumstances. These circumstances include the Company's consolidation or merger with another corporation, the acquisition of the stockholder's Shares in a share exchange, the transfer of the Company's assets in a manner requiring special corporate action, or the amendment of the charter in a way which alters the stockholder's contract rights, unless otherwise authorized in the charter.

         The Company's Articles of Incorporation (its charter) do not grant preemptive rights to stockholders. As a result, a stockholder's percentage ownership of Company Shares may be reduced if and when new shares of that class are issued.

Terms of Directors

         The Board of Directors of the Company are comprised of ten members, each of whom is elected annually to serve for one year. The Board of Directors of the Company, in the interval between annual meetings of stockholders, may increase the number of Directors. The charter of the Company, however, limits the total number of Directors to 25.

Business Combinations

         Under the Maryland General Corporation Law, certain "business combinations" (including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any person who beneficially owns 10% or more of the corporation's stock (an "Interested Stockholder") must be:
(a) recommended by the corporation's board of directors; and (b) approved by the affirmative vote of at least (i) 80% of the corporation's outstanding shares entitled to vote and (ii) two-thirds of the outstanding shares entitled to vote which are not held by the Interested Stockholder with whom the business combination is to be effected, unless, among other things, the corporation's common stockholders receive a minimum price (as defined in the statute) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for his shares. In addition, an
Interested Stockholder or any affiliate may not engage in a "business combination" with the corporation for a period of five years following the date he becomes an Interested Stockholder. These provisions of Maryland law do not apply, however, to certain business combinations that are specifically exempted by resolution of the board of directors of a Maryland corporation prior to the time that an Interested Stockholder becomes an Interested Stockholder. National banking associations are required to obtain prior written approval to merge or consolidate with any insured or non-insured bank or institution, to assume liability to pay any deposits, or to transfer assets to any insured or non-insured bank or institution.

Control Shares Acquisitions

         The Maryland General Corporation Law provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by stockholders, excluding shares owned by the acquiror or by officers or directors who are employees of the corporation. "Control shares" are voting shares which, if aggregated with all other shares previously acquired by such person, would entitle the acquiror to vote 20% or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the corporation's board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders' meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders' meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

         The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or excepted by the articles of incorporation or bylaws of the corporation. Any change in control also triggers certain regulatory requirements. See "Supervision and Regulation" under Item 1 of this Form 10.

         The Bank is subject to a variety of Federal statutes and regulations applicable to national banking associations, including the National Bank Act, all of which impact the operations of the Bank. See "Supervision and Regulation" under Item 1 of this Form 10.


                                     ITEM 12
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under the Maryland law, a corporation may indemnify a director or officer against liability, including reasonable expenses, incurred in a proceeding because the person was a director or officer of a corporation if the person conducted himself in good faith and reasonably believed, in the case of conduct in an official capacity with the corporation, that his conduct was in the corporation's best interests, and, in all other cases, the person had no reasonable cause to believe that his conduct was at least not opposed to the corporation's best interests; and in the case of criminal proceedings, the person had no reasonable cause to believe that his conduct was unlawful. The corporation may not indemnify a director or officer in connection with a proceeding in which the person was adjudged liable to the corporation or derived an improper personal benefit.

         In accordance with the provisions of Maryland law, the Company's Articles of Incorporation provide that no Director or officer of the Company shall have any liability to the Company or its stockholders for money damages, except (1) to the extent that it is proved that the person actually receives an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, and (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. In addition, the Company's Bylaws requires that the Company indemnify its Directors and officers to the full extent permitted by Maryland law.

         Pursuant to the Bylaws of the Company, each of the officers and Directors of the Company is entitled to indemnification for actions taken by them or in the name of the Company to the fullest extent permitted by the laws of the State of Maryland.


                                     ITEM 13
                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         Reference is made to the Consolidated Financial Statements, the report thereon, the notes thereto commencing at page F-1 of this Form 10, which financial statements, report, and notes and data are incorporated by reference. Because the Company was organized in 1996 to become the Bank's holding company, and because the Company acquired the Bank on July 1, 1996, financial information for periods before July, 1996, is of the Bank only.

                                     ITEM 14
                        CHANGES IN AND DISAGREEMENTS WITH
               ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         The Board of Directors of the Company, upon recommendation of the Bank's Audit/Compliance Committee, proposed and recommended the election of Stegman & Company, P.A. as independent certified public accountants to make an examination of the accounts of the Company and the Bank for the year ending December 31, 1997. Stegman and Company, P.A. served as the Company's and the Bank's independent public auditor for 1996.

         Trice and Geary served as the Bank's independent public auditor from 1994 through 1995, before the formation of the Company. In 1995, Trice and Geary performed various professional services for the Bank, including completion of the audit of financial statements for 1995 and preparation of corporate tax returns.

         On October 31, 1995, the Bank's Board of Directors, upon the recommendation of the Audit/Compliance Committee, selected Stegman and Company, P.A. effective April 16, 1996 to audit the books of the Company and its subsidiaries for the year ending December 31, 1996, to report on the consolidated statements of financial position and related statements of earnings of the Company and its subsidiaries, and to perform such other accounting services as may be required by the Board of Directors. The Company has been advised by Stegman and Company, P.A. that the firm did not have any direct financial interest or any material indirect financial interest in the Company and its subsidiaries in 1996 or currently.

         There were no disagreements with Trice and Geary on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement. For the year ended December 31, 1995, its audit report did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.


                                     ITEM 15
                        FINANCIAL STATEMENTS AND EXHIBITS

Consolidated Financial Statements
                                                                        Page

Independent Auditors' Report                                            F-1

Audited Consolidated Financial Statements                               F-2

         Balance Sheets                                                 F-2

         Statements of Income                                           F-3

         Statement's of Stockholders' Equity                            F-4

         Statements of Cash Flows                                       F-5

         Notes to Consolidated Financial Statements                     F-7-20

Exhibits

Exhibit
Number   Exhibit

2.1      Plan of Reorganization and Agreement to Merge dated March 15, 1996

2.2 Merger Agreement dated December 5, 1996 among Kent Savings and Loan Association, F.A., The Centreville National Bank of Maryland, and the Company

3.1      Articles of Incorporation of the Company

3.2      Bylaws of the Company

21       Subsidiaries of the Company



                                   SIGNATURES

         Pursuant to the requirements in Section 12 of the Securities Exchange Act of 1934, the registrant has duly cause this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   SHORE BANCSHARES, INC.


Date: March 24, 1997                               /s/ Daniel T. Cannon
                                                   ----------------------------
                                                   Daniel T. Cannon
                                                   President

F2312.600 J:8

                             SHORE BANCSHARES , INC.

                               REPORT ON AUDIT OF
                        CONSOLIDATED FINANCIAL STATEMENTS

                               FOR THE YEAR ENDED
                                DECEMBER 31, 1996

                          INDEPENDENT AUDITORS' REPORT



The Stockholders and Board of Directors
Shore Bancshares, Inc.
Centreville, Maryland


  We have audited the accompanying consolidated balance sheet of Shore Bancshares, Inc. as of December 31, 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Shore Bancshares, Inc. as of December 31, 1995, and for the two years then ended, were audited by other auditors whose report dated January 18, 1996, expressed an unqualified opinion on those statements.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the 1996 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Shore Bancshares, Inc. as of December 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.





                              /s/ STEGMAN & COMPANY



Towson, Maryland
January 11, 1997

                             SHORE BANCSHARES, INC.

                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1996 AND 1995

                                     ASSETS

                                                                     1996            1995
                                                                ------------    ------------
Cash and due from banks                                         $  4,872,866       4,887,030
Federal funds sold                                                 5,389,874       4,906,559
Investment securities available for sale, at fair value           11,190,591       4,153,512
Investment securities held to maturity, fair value of
   $32,647,262 (1996) and $33,403,306 (1995)                      32,462,156      32,977,931
Loans, less allowance for credit losses of $1,503,268
   (1996) and $1,478,555 (1995)                                   87,389,489      85,570,928
Premises and equipment                                             2,153,126       2,231,808
Accrued interest receivable                                        1,385,474       1,336,848
Investment in unconsolidated subsidiaries                          1,114,228       1,073,384
Other assets                                                         941,673         962,669
                                                                ------------    ------------

        Total assets                                            $146,899,477    $138,100,669
                                                                ============    ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
   Deposits:
      Noninterest-bearing demand                                $ 16,380,740    $ 15,687,043
      Interest-bearing transaction                                16,172,211      16,135,653
      Savings and money market                                    31,799,398      29,601,179
      Time, $100,000 or more                                      16,679,534      12,325,149
      Other time                                                  43,134,365      42,730,729
                                                                ------------    ------------
        Total deposits                                           124,166,248     116,479,753
   Accrued interest payable on deposits                              158,000         150,838
   Other liabilities                                                 479,278         620,730
                                                                ------------    ------------

        Total liabilities                                        124,803,526     117,251,321
                                                                ------------    ------------

STOCKHOLDERS' EQUITY:
   Common stock, $.01 par value; authorized 10,000,000
      shares; issued 1,007,424 shares                                 10,074          10,074
   Surplus                                                        10,064,166      10,064,166
   Retained earnings                                              12,087,317      10,706,407
   Unrealized gain (loss) on investment securities
      available for sale, net of income tax                          (65,606)         68,701
                                                                ------------    ------------

        Total stockholders' equity                                22,095,951      20,849,348
                                                                ------------    ------------

        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $146,899,477    $138,100,669
                                                                ============    ============




See notes to consolidated financial statements.

                             SHORE BANCSHARES, INC.

                        CONSOLIDATED STATEMENTS OF INCOME
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                    1996           1995           1994
                                                               -----------    -----------    -----------

INTEREST INCOME:
    Interest and fees on loans                                 $ 8,103,983    $ 7,671,960    $ 7,350,250
    Investment and dividends on investment securities:
        Taxable                                                  1,834,979      2,156,513      1,860,479
        Tax-exempt                                                 424,202        543,148        578,443
    Interest on federal funds sold                                 378,246        137,734        518,633
                                                               -----------    -----------   ------------
           Total interest income                                10,741,410     10,509,355     10,307,805
                                                               -----------    -----------   ------------

INTEREST EXPENSE:
    Interest on deposits                                         4,475,979      4,444,628      4,210,179
    Interest on federal funds purchased                               -            52,236           -
                                                               -----------    -----------    -----------
           Total interest expense                                4,475,979      4,496,864      4,210,179
                                                               -----------    -----------    ------------

NET INTEREST INCOME                                              6,265,431      6,012,491      6,097,626

PROVISION FOR CREDIT LOSSES                                           -              -           274,000
                                                               -----------    -----------    -----------

NET INTEREST INCOME AFTER PROVISION
    FOR CREDIT LOSSES                                            6,265,431      6,012,491      5,823,626
                                                               -----------    -----------    -----------

NONINTEREST INCOME:
    Service charges on deposit accounts                            639,631        594,201        550,768
    Other income                                                   129,911        127,257        123,845
    Gains on sales of investment securities, net                   203,997         37,808         13,241
    Equity in net income of unconsolidated subsidiaries             25,884        118,120        168,731
                                                               -----------    -----------    -----------
           Total noninterest income                                999,423        877,386        856,585
                                                               -----------    -----------    -----------

NONINTEREST EXPENSES:
    Salaries and employee benefits                               1,990,238      1,891,327      1,820,101
    Premises and equipment expenses                                552,368        466,572        358,320
    Federal deposit insurance premiums                               2,000        143,723        317,636
    Stationery, printing and supplies                              120,105        129,983         95,631
    Professional fees                                              175,957        130,030        221,908
    Director and committee fees                                    178,054        189,132        172,860
    Outside data processing                                        248,579        221,610        212,405
    Other expenses                                                 516,133        612,346        582,027
                                                               -----------    -----------    -----------
           Total noninterest expenses                            3,783,434      3,784,723      3,780,888
                                                               -----------    -----------    -----------

INCOME BEFORE TAXES ON INCOME                                    3,481,420      3,105,154      2,899,323

FEDERAL AND STATE INCOME TAXES                                   1,173,678        966,654        868,459
                                                               -----------    -----------    -----------

NET INCOME                                                     $ 2,307,742    $ 2,138,500    $ 2,030,864
                                                               ===========    ===========    ===========

Earnings per common share                                            $2.29          $2.12           2.02
                                                               ===========    ===========    ===========



See notes to consolidated financial statements.

                             SHORE BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994




                                                                                       Unrealized
                                                                                          Gain
                                                                                        (Loss) on
                                                                                       Investment
                                                                                       Securities       Total
                                              Common                      Retained      Available    Stockholders'
                                               Stock        Surplus       Earnings      for Sale        Equity

Balances, January 1, 1994                     $ 5,037    $ 5,032,083    $13,048,280    $   -         $18,085,400
Cumulative effect, net of
   taxes, of the initial
   application of SFAS No. 115                  -              -              -          114,994         114,994
Two-for-one stock split effected
   in the form of a 100% stock
   dividend                                     5,037      5,032,083     (5,037,120)       -                -
Net income                                      -              -          2,030,864        -           2,030,864
Cash dividends, $.60 per share                  -              -           (604,454)       -            (604,454)
Change in unrealized gain (loss)
   on investment securities avail-
   able for sale, net of income tax             -              -              -         (294,460)       (294,460)
                                              -------    -----------    -----------    ---------     -----------

Balances, December 31, 1994                    10,074     10,064,166      9,437,570     (179,466)     19,332,344
Premium paid on stock redemption
   of unconsolidated subsidiary                 -              -            (13,353)       -             (13,353)
Net income                                      -              -          2,138,500        -           2,138,500
Cash dividends, $.85 per share                  -              -           (856,310)       -            (856,310)
Change in unrealized gain (loss)
   on investment securities avail-
   able for sale, net of income tax             -              -              -          248,167         248,167
                                              -------    -----------    -----------    ---------     -----------

Balances, December 31, 1995                    10,074     10,064,166     10,706,407       68,701      20,849,348
Net income                                      -              -          2,307,742        -           2,307,742
Cash dividends, $.92 per share                  -              -           (926,832)       -            (926,832)
Change in unrealized gain (loss)
   on investment securities avail-
   able for sale, net of income tax             -              -              -         (134,307)       (134,307)
                                              -------    -----------    -----------    ----------    -----------

Balances, December 31, 1996                   $10,074    $10,064,166    $12,087,317    $ (65,606)    $22,095,951
                                              =======    ===========    ===========    ==========    ===========





See notes to consolidated financial statements.

                             SHORE BANCSHARES, INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994


                                                                              1996              1995                1994
                                                                          -----------        ----------          ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                            $ 2,307,742        $2,138,500          $2,030,864
    Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and amortization                                         296,599           217,869             184,387
        Equity in net income of unconsolidated subsidiaries                   (25,844)         (118,120)           (168,731)
        Provision for credit losses, net                                       24,713            (2,946)           (369,868)
        Deferred income taxes                                                  59,892            77,473             257,189
        Net (gains) losses on sales of assets                                (205,286)          (32,882)             66,326
        Changes in assets and liabilities:
           (Increase) decrease in accrued interest receivable
              on investment securities and loans                              (48,626)          114,543            (133,673)
           Decrease (increase) in other assets                                 34,117           (90,209)             49,359
           Increase (decrease) in accrued interest payable  on deposits         7,162            15,625             (21,823)
           (Decrease) increase in other liabilities                          (141,452)          129,884             (96,774)
                                                                          -----------        ----------          ----------

              Net cash provided by operating activities                     2,309,017         2,449,737           1,797,256
                                                                          -----------        ----------          ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from maturities of investment securities
      held to maturity                                                     11,529,065         9,829,678           6,614,125
    Proceeds from sale of investment securities available for sale            957,127         7,266,250           1,477,452
    Purchase of investment securities held to maturity                    (11,034,144)         (582,784)        (18,877,835)
    Purchase of investment securities available for sale                   (7,988,166)            -              (5,923,662)
    Purchase of Federal Reserve Bank stock                                      -                 -                (151,100)
    (Increase) decrease in loans, net                                      (1,963,160)       (7,720,261)          6,931,128
    Purchase of premises and equipment                                       (210,521)       (1,362,801)           (324,715)
    Proceeds from sale of premises and equipment                                7,200             -                   -
    Dividends from unconsolidated subsidiary                                    -                 -                 121,240
    Investment in unconsolidated subsidiary                                   (15,000)            -                   -
    Purchase of other real estate owned                                         -              (155,305)           (607,213)
    Proceeds from sale of other real estate owned                             118,070           518,417             209,062
                                                                          -----------        ----------          ----------

           Net cash (used) provided by investing activities                (8,599,529)        7,793,194         (10,531,518)
                                                                          -----------        ----------          ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase (decrease) in demand, transaction, savings,
      and money market deposits                                             2,928,474        (7,688,139)          4,897,227
    Increase (decrease) in time deposits                                    4,758,021          (816,701)         (5,162,350)
    Cash dividends paid                                                      (926,832)         (856,310)           (604,454)
                                                                          -----------        ----------          ----------

           Net cash provided (used) by financing activities                 6,759,663        (9,361,150)           (869,577)
                                                                          -----------        ----------          ----------

NET INCREASE (DECREASE) IN CASH AND
    CASH EQUIVALENTS                                                          469,151           881,781          (9,603,839)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                              9,793,589         8,911,808          18,515,647
                                                                          -----------        ----------          ----------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                  $10,262,740        $9,793,589         $ 8,911,808
                                                                          ===========        ==========         ===========

Shore Bancshares, Inc.

Consolidated Statements of Cash Flows (Continued)
For the Years Ended December 31, 1996, 1995 and 1994



                                                                              1996           1995           1994
                                                                           ----------     ----------     ----------

Supplementary cash flow information:
    Interest paid                                                          $4,468,817     $4,481,239     $4,232,002
                                                                           ==========     ==========     ==========

    Income taxes paid                                                      $1,099,707     $  788,076     $  621,334
                                                                           ==========     ==========     ==========


Noncash investing activities:
    Transfers from loans to other real estate owned                         $(119,886)    $    -         $    -
                                                                            =========     ==========     ==========
















See notes to consolidated financial statements.

                             SHORE BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994



1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

            The consolidated  financial statements include the accounts of Shore
Bancshares, Inc. (the "Company") and its subsidiary, The Centreville National Bank of Maryland (the "Bank") with all significant intercompany transactions eliminated. The investment in subsidiary is recorded on the Company's books on the basis of its equity in the net assets of the subsidiary. The accounting and reporting policies of the Company conform to generally accepted accounting principles and to general practices in the banking industry. Certain reclassifications have been made to amounts previously reported to conform with the classifications made in 1996.

            Nature of Operations

                 The Company, through its bank subsidiary, provides domestic financial services primarily in Queen Anne's County, Maryland. The primary financial services include real estate, commercial and consumer lending, as well as traditional demand deposits and savings products.

            Use of Estimates

                 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

            Investment Securities

                 Investment securities that management has the ability and intent to hold to maturity are classified as held to maturity and carried at cost, adjusted for amortization of premium and accretion of discounts. Other investment securities are classified as available for sale and are carried at estimated fair value. Unrealized gains and losses on investment securities available for sale, net of related deferred income taxes, are recognized as direct increases or decreases in stockholders' equity. The cost of investment securities sold is determined using the specific identification method.

            Loans

                 Loans are stated at the principal amount outstanding, net of unearned income. Interest income on loans is accrued at the contractual rate on the principal amount outstanding. It is the Bank's policy to discontinue the accrual of interest when circumstances indicate that collection is doubtful. Fees charged and costs capitalized for originating loans are being amortized on the interest method over the term of the loan.

            Allowance for Credit Losses

                 The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectibility of the principal is unlikely. The allowance, based on evaluations of the collectibility of loans and prior loan loss experience, is an amount that management believes will be adequate to absorb possible losses on existing loans that may become uncollectible. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay.

                 While management believes it has established the allowance for credit losses in accordance with generally accepted accounting principles and has taken into account the views of its regulators and the current economic environment, there can be no assurance that in the future the Bank's regulators or its economic environment will not require further increases in the allowance.

            Long-Lived Assets

                 Premises and equipment are stated at cost less accumulated depreciation. Depreciation of physical properties is computed on the straight-line method over the estimated useful lives of the properties.
Expenditures for maintenance, repairs, and minor renewals are charged to operating expenses; expenditures for betterments are charged to the property accounts. Upon retirement or other disposition of properties, the carrying value and the related accumulated depreciation are removed from the accounts.

                 Long-lived assets are evaluated regularly for other-than-temporary impairment. If circumstances suggest that their value may be impaired and the write-down would be material, an assessment of recoverability is performed prior to any write-down of the assets. Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, was adopted on January 1, 1996. Implementation of this standard did not have a significant impact on the Company's financial condition or results of operations.

            Other Real Estate Owned

                 Real estate acquired in foreclosure of loans is carried at cost or fair value, less estimated costs of disposal, whichever is lower. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of loan balance over fair value is charged to the allowance for credit losses. Any subsequent reduction in value, as well as any operating expenses, are included in other operating expenses.

            Income Taxes

                 Income tax expense is based on the results of operations, adjusted for permanent differences between items of income or expense reported in the financial statements and those reported for tax purposes. Under the liability method, deferred income taxes are determined based on the differences between the financial statement carrying amounts and the income tax bases of assets and liabilities and are measured at the enacted tax rates that will be in effect when these differences reverse.

            Financial Assets and Liabilities

                 Effective January 1, 1997, the Company adopted the provisions of Statement of Financial Accounting Standards No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The adoption of this pronouncement is not expected to have a material impact on the Company's financial position.

            Cash and Cash Equivalents

                 The Company has included cash and due from banks and federal funds sold as cash and cash equivalents for the purpose of reporting cash flows.


2.  FORMATION OF HOLDING COMPANY

            Shore Bancshares, Inc., a one-bank holding company, commenced operations on July 1, 1996 pursuant to a Plan of Reorganization and Agreement to Merge proposed by management and approved by the stockholders on April 16, 1996. Under the Plan, each outstanding share of Bank common stock was exchanged for two shares of holding company common stock. The Bank continues its banking business under its same name as a wholly owned subsidiary of the holding company.

            Comparative   data  in  the  accompanying   consolidated   financial
statements for 1994 and 1995 are those of the Bank, the sole subsidiary and predecessor of the Company, restated to reflect the exchange of shares.


3.    INVESTMENT SECURITIES

            The amortized cost and fair value of investment securities at December 31, 1996 are as follows:

                                                                       Gross          Gross
                                                       Amortized     Unrealized     Unrealized         Fair
                                                          Cost         Gains          Losses           Value
      Available for Sale

U.S. Treasury securities                             $ 9,434,329      $29,394       $  (5,892)      $ 9,457,831
U.S. Government Securities Mutual Fund                 1,000,001         -           (130,391)          869,610
Federal Reserve Bank stock                               302,250         -               -              302,250
Federal Home Loan Bank of Atlanta stock                  560,900         -               -              560,900
                                                     -----------      -------       ---------       -----------
                                                     $11,297,480      $29,394       $(136,283)      $11,190,591
                                                     ===========      =======       =========       ===========



                                                                       Gross          Gross
                                                       Amortized     Unrealized     Unrealized         Fair
                                                          Cost         Gains          Losses           Value
      Held to Maturity

Obligations of U.S. Government
   and other government agencies
   and corporations                                  $23,065,234     $104,548       $ (79,012)      $23,090,770
Obligations of states and political
   subdivisions                                        9,396,922      182,088         (22,518)        9,556,492
                                                     -----------     --------       ---------       -----------
                                                     $32,462,156     $286,636       $(101,530)      $32,647,262
                                                     ===========     ========       =========       ===========

            The amortized cost and fair value of investment securities at December 31, 1995 are as follows:

                                                                       Gross          Gross
                                                       Amortized     Unrealized     Unrealized         Fair
                                                          Cost         Gains          Losses           Value
      Available for Sale

U.S. Treasury securities                             $2,738,546      $ 25,794       $ (5,904)       $2,758,436
U.S. Government Securities
   Mutual Fund                                        1,000,001          -           (91,275)          908,726
Student Loan Marketing
   Association stock                                        793       183,307           -              184,100
Federal Reserve Bank stock                              302,250          -               -             302,250
                                                     ----------      --------       --------        ----------
                                                     $4,041,590      $209,101       $(97,179)       $4,153,512
                                                     ==========      ========       ========        ==========

                                                                       Gross          Gross
                                                       Amortized     Unrealized     Unrealized         Fair
                                                          Cost         Gains          Losses           Value
                                                          ----         -----          ------           -----
      Held to Maturity

Obligations of U.S. Government
   and other government agencies
   and corporations                                  $23,551,305     $268,106       $(53,085)       $23,766,326
Obligations of states and political
   subdivisions                                        9,426,626      260,790        (10,436)         9,676,980
                                                     -----------     --------       --------        -----------
                                                     $32,977,931     $528,896       $(63,521)       $33,443,306
                                                     ===========     ========       ========        ===========

            Gross  realized  gains  and  gross  realized   losses  on  sales  of
investment securities available for sale are as follows:

                                                            1996              1995              1994
                                                         ----------       ----------         -------
Gross realized gains:
   U.S. Treasury securities                             $     -              $22,496         $   -
   Obligations of U.S. Government agencies
      and corporations 7                                        540           10,241
   Obligations of states and political subdivisions           -               26,218           3,000
   Student Loan Marketing Association stock                 203,990            -                 -
                                                          ---------       ----------         -------
                                                            203,997           49,254          13,241
Gross realized losses:
   U.S. Treasury securities                                   -               11,446              -
                                                       ------------         --------         ------

Net realized gains                                        $203,997          $37,808          $13,241
                                                          ========          =======          =======



            Proceeds from the sale of investment securities were $957,127, $7,266,250 and $1,477,452 for the years ended December 31, 1996, 1995 and 1994, respectively.

            The amortized cost and fair value of investment securities by contractual maturity is as follows:

                                                                            December 31, 1996
                                                                            -----------------
                                                           Available for Sale                    Held to Maturity
                                                           ------------------                    ----------------
                                                         Amortized        Fair               Amortized         Fair
                                                          Cost            Value               Cost             Value
                                                          ----            -----               ----             -----

Amounts maturing:
   One year or less                                    $ 1,995,501      $ 1,999,376        $ 7,938,425       $ 7,994,151
   After one year through five years                     7,438,828        7,458,455         21,151,094        21,239,667
   After five years through ten years                        -                -              3,372,637         3,413,444
                                                  ----------------  ---------------       ------------      ------------
                                                         9,434,329        9,457,831         32,462,156        32,647,262

Investments in equity securities                         1,863,151        1,732,760              -                 -
                                                      ------------     ------------    ---------------       -----------

                                                       $11,297,480      $11,190,591        $32,462,156       $32,647,262
                                                       ===========      ===========        ===========       ===========


                                                                              December 31, 1995
                                                                              -----------------
                                                          Available for Sale                    Held to Maturity
                                                          ------------------                    ----------------
                                                         Amortized        Fair               Amortized         Fair
                                                          Cost            Value               Cost             Value
                                                          ----            -----               ----             -----

Amounts maturing:
   One year or less                                    $   750,116      $   748,125        $ 7,527,098       $ 7,550,130
   After one year through five years                     1,988,430        2,010,311         24,098,786        24,455,796
   After five years through ten years                        -                -              1,214,166         1,294,585
   After ten years                                           -                -                137,881           142,795
                                                    --------------   --------------       ------------      ------------
                                                         2,738,546        2,758,436         32,977,931        33,443,306

Investments in equity securities                         1,303,044        1,395,076              -                 -
                                                       -----------      -----------    ---------------       -----------

                                                        $4,041,590       $4,153,512        $32,977,931       $33,443,306
                                                        ==========       ==========        ===========       ===========

            The Bank has pledged certain investment securities as collateral for deposits of certain government agencies and municipalities at December 31 as follows:

                                                 1996                   1995
                                                 ----                   ----

                 Amortized cost               $19,554,281           $18,410,295
                 Fair value                    19,619,056            18,636,229


4. LOANS AND ALLOWANCE FOR CREDIT LOSSES

            The Bank makes loans to customers primarily in Queen Anne's County, Maryland, in an economy closely tied to the agricultural industry. A substantial portion of the Bank's loan portfolio consists of residential and commercial real estate mortgages.


            The Bank's loan portfolio at December 31 is as follows:

                                                     1996                1995
                                               ------------         ---------
   Real estate:
      Construction and land development         $ 3,263,710         $ 2,103,782
      Commercial                                 10,934,757          10,426,459
      Residential                                60,489,725          59,912,849
   Commercial                                     7,739,069           9,064,421
   Consumer                                       6,465,496           5,541,972
                                               ------------        ------------
                                                 88,892,757          87,049,483
      Less:  Allowance for credit losses         (1,503,268)         (1,478,555)
                                                 ----------          ----------

   Loans - net                                  $87,389,489         $85,570,928
                                                ===========         ===========

            Loans on which the accrual of interest has been discontinued amounted to approximately $872,000, $1,277,000, and $1,364,000 at December 31, 1996, 1995, and 1994, respectively. If interest on those loans had been accrued, such income would have approximated $58,000, $32,000 and $91,000 for 1996, 1995 and 1994, respectively.

            In the normal course of banking business, loans are made to officers and directors and their affiliated interests. In the opinion of management, these loans are consistent with sound banking practices, are within regulatory
lending  limitations,   and  do  not  involve  more  than  the  normal  risk  of
collectibility. Loans outstanding to such parties totaled $2,023,000 and $2,761,000 at December 31, 1996 and 1995, respectively. During 1996, $468,000 of new loans were made and repayments totaled $1,206,000.

            Changes in the allowance for credit losses are as follows:

                                                              1996                       1995                  1994
                                                           -----------               -----------           --------
            Balance at beginning of year                    $1,478,555                $1,481,501            $1,851,369
                                                            ----------                ----------            ----------
              Recoveries:
                 Real estate loans                              10,421                    51,164                14,434
                 Consumer loans                                 25,599                    37,338                51,324
                 Commercial and other loans                     66,791                    13,998                11,056
                                                           -----------               -----------           -----------
                                                               102,811                   102,500                76,814
                                                           -----------               -----------           -----------

            Provision for credit losses                          -                         -                   274,000
                                                        --------------            --------------           -----------

            Loans charged-off:
              Real estate loans                                (10,421)                  (14,209)             (182,416)
              Consumer loans                                   (62,699)                  (70,687)             (110,134)
              Commercial and other loans                        (4,978)                  (20,550)             (428,132)
                                                           -----------               -----------           -----------
                                                               (78,098)                 (105,446)             (720,682)
                                                           -----------               -----------           -----------

            Balance at end of year                          $1,503,268                $1,478,555            $1,481,501
                                                            ==========                ==========            ==========


            On January 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan, as amended by Statement No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. Statement No. 114 requires that impaired loans, within its scope, be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, except that as a practical expedient, a creditor may measure impairment based on a loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The statement excludes smaller balance and homogeneous loans such as consumer and residential mortgage loans from impairment reporting.

            Information with respect to impaired loans at December 31 is as follows:

                                                               1996         1995
                                                         ----------   ----------

Impaired loans with a valuation allowance                $     --     $     --
Impaired loans without a valuation allowance                872,136    1,276,523
                                                         ----------   ----------

    Total impaired loans                                 $  872,136   $1,276,523
                                                         ==========   ==========

Allowance for credit losses related to impaired loans    $     --     $     --

Allowance for credit losses related to other than
  impaired loans                                          1,503,268    1,478,555
                                                         ----------   ----------

    Total allowance for credit losses                    $1,503,268   $1,478,555
                                                         ==========   ==========

Average impaired loans for the year                      $1,116,933   $1,350,125
                                                         ==========   ==========

Interest income on impaired loans recognized on the
  cash basis                                             $   33,949   $   26,446
                                                         ==========   ==========


5. PREMISES AND EQUIPMENT

            Premises and equipment at December 31 consist of the following:


                                                                                      1996
                                                                                      ----
                                                                                   Accumulated
                                                                 Cost             Depreciation              Net
                                                                 ----             ------------              ---
      Land                                                    $  206,514            $     -              $  206,514
      Buildings and land improvements                          1,732,651               455,325            1,277,326
      Furniture and equipment                                  1,479,717               810,431              669,286
                                                             -----------           -----------          -----------

                                                              $3,418,882            $1,265,756           $2,153,126
                                                              ==========            ==========           ==========


                                                                                     1995
                                                                                     ----
                                                                                   Accumulated
                                                                 Cost             Depreciation              Net
                                                                 ----             ------------              ---

      Land                                                    $  186,630           $      -              $  186,630
      Buildings and land improvements                          1,712,204               370,674            1,341,530
      Furniture and equipment                                  1,350,588               646,940              703,648
                                                             -----------           -----------          -----------

                                                              $3,249,422            $1,017,614           $2,231,808
                                                              ==========            ==========           ==========

6. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES

            The Bank owns 33-1/3% of the outstanding common stock of the Delmarva Bank Data Processing Center, Inc. The investment is carried at cost, adjusted for the Bank's equity in the company's undistributed net income. The excess of cost over the Bank's equity in the company's underlying net assets at dates of acquisition, amounting to $20,099, has been classified as goodwill and is being amortized on the straight-line method over 15 years.

                                                                 1996                  1995                 1994
                                                              ----------            ----------           -------

      Balance at beginning of year                              $876,889              $748,776             $725,642
      Equity in net income                                        57,942               128,113              144,374
      Dividends received                                           -                     -                 (121,240)
                                                             -----------           -----------            ---------

      Balance at end of year                                    $934,831              $876,889             $748,776
                                                                ========              ========             ========

            Data processing expense paid to this company totaled approximately $211,000, $197,000 and $195,000 for the years ended December 31, 1996, 1995 and
1994, respectively.

            The Bank owns 33-1/3% of the outstanding common stock of Eastern Shore Mortgage Corporation. The investment is carried at cost, adjusted for the Bank's equity in the company's undistributed net earnings. The excess of cost over the Bank's equity in the company's underlying net assets at dates of acquisition, amounting to $48,085, has been classified as goodwill and is being amortized over 15 years. In June of 1995, the company redeemed another owner bank's interest. The transaction was treated as if the company was a consolidated subsidiary.

                                                                 1996                  1995                  1994
                                                              ----------            ----------            -------


      Balance at beginning of year                              $196,495              $219,841             $195,484
      Premium paid on stock redemption                             -                   (13,353)               -
      Equity in net (loss) income                                (32,098)               (9,993)              24,357
      Capital contribution                                        15,000                 -                    -
                                                               ---------           -----------          -------

      Balance at end of year                                    $179,397              $196,495             $219,841
                                                                ========              ========             ========

            Interest income from this affiliate totaled approximately $21,000, 3,000 and $36,000 for the years ended December 31, 1996, 1995 and 1994, respectively. Outstanding loans to this affiliate at December 31, 1996 totaled $155,150.

7. DEPOSITS

                 Certificates of deposit in amounts of $100,000 or more and their remaining maturities at December 31 are as follows:

                                                          1996              1995
                                                   -----------       -----------

                  Three months or less             $ 7,769,309       $ 4,917,132
                  Three months through six months    2,775,527         2,952,480
                  Six months through twelve months   2,195,964         2,439,352
                  Over twelve months                 3,938,734         2,016,185
                                                   -----------       -----------

                                                   $16,679,534       $12,325,149
                                                   ===========       ===========

            Interest expense on deposits for each of the years ended December 31 is as follows:

                                                   1996         1995       1994
                                                ----------- ----------  --------

            Interest bearing transaction       $  489,827  $  458,095 $  384,478
            Savings and money market            1,027,146   1,156,768  1,239,825
            Time, $100,000 or more                705,707     727,049    692,386
            Other time                          2,253,299   2,102,716  1,893,490
                                              -----------   ---------  ---------

                                               $4,475,979  $4,444,628 $4,210,179
                                               ==========  ========== ==========

            At  December   31,  1996  and  1995,   the  Bank  had   deposits  of
approximately $9,000,000 and $5,000,000, respectively, from a local County government.


8. SHORT-TERM BORROWINGS

            The Bank has commitments from correspondent banks under which it can purchase up to $7,000,000 in federal funds and secured reverse repurchase agreements on a short-term basis. No borrowings were outstanding under these arrangements during 1996 or 1995.


9. RETIREMENT PLAN

            The Bank has a 401(k) profit sharing plan covering substantially all full-time employees. The plan requires the Bank to match 50% of employee contributions of up to 6% of compensation as defined under the plan and permits additional contributions at the discretion of management. Expense under this plan totaled $137,330, $125,100, and $117,497 for the years ended December 31, 1996, 1995 and 1994, respectively.


10.   DEFERRED COMPENSATION

            The Bank has agreements with certain directors under which they have agreed to defer part of their fees and compensation. The amounts deferred are invested in insurance policies, owned by the Bank, on the lives of the respective individuals. Amounts to be available under the policies are to be paid to the individuals as retirement benefits over future years. Cash surrender values and the accrued benefit obligation included in other assets and other liabilities at December 31 are as follows:

                                                   1996                 1995
                                                ----------            -------

            Cash surrender value                $466,682             $419,237

            Accrued benefit obligations         $466,682             $419,237

11.   INCOME TAXES

            Components of income tax expense for each of the years ended December 31 are as follows:

                                          1996          1995           1994
                                       ----------    ----------       -------

            Currently payable:
               Federal                 $  929,996      $698,011      $467,276
               State                      183,790       191,170       143,994
                                       -----------    ---------     ---------
                                        1,113,786       889,181       611,270
                                       -----------    ---------     ---------

            Deferred income taxes:
               Federal                     49,036        63,431       210,573
               State                       10,856        14,042        46,616
                                       ----------     ---------     ---------
                                           59,892        77,473       257,189
                                       ----------     ---------     ---------

                                       $1,173,678      $966,654      $868,459
                                       ==========      ========      ========

            Components of the Company's deferred tax assets and liabilities at December 31 are as follows:

                                                         1996          1995
                                                       ---------     --------

            Deferred tax assets:
               Allowance for credit losses              $247,710     $235,404
               Deferred compensation                     144,207      161,909
               Loan origination fees and costs              -          10,363
               Unrealized loss on investment securities
                available for sale                        41,283         -
                                                       ---------     --------
                       Total deferred tax assets         433,200      407,676
                                                       ---------     --------



                                                         1996          1995
                                                        --------     --------

            Deferred tax liabilities:
               Discount accretion                       $ 51,330     $ 40,221
               Depreciation                               19,979       24,644
               Undistributed income of unconsolidated
                 subsidiaries                             57,228       55,233
               Unearned income                            23,386         -
               Loan origination fees and costs            12,305         -
               Unrealized gain on investment securities
                 available for sale                         -           43,222
                                                        --------      --------
                       Total deferred tax liabilities    164,228       163,320
                                                        --------      --------

                       Net deferred tax assets          $268,972      $244,356
                                                        ========      ========

            A reconciliation between income tax expense and taxes computed at the maximum statutory federal rate for 1996, 1995 and 1994 is as follows:


                                           1996                           1995                        1994
                                ----------------------------   ---------------------------  -------------------------
                                                     Percent                       Percent                    Percent
                                                       of                            of                         of
                                                     Pretax                        Pretax                     Pretax
                                      Amount         Income         Amount         Income       Amount        Income
                                      ------         ------         ------         ------       ------        ------


Computed at statutory rate          $1,183,683        34.0%      $1,055,752         34.0%      $985,770        34.0%
Increases (decreases) in tax
   resulting from:
   Tax-exempt interest income         (138,947)       (4.0)        (165,491)        (5.3)      (182,680)       (6.3)
   State income taxes, net of
      federal income tax benefit       128,157         3.7          135,440          4.4        125,803         4.3
   Earnings of unconsolidated
      subsidiaries                      (7,030)        (.2)         (40,160)        (1.3)       (57,369)       (2.0)
   Other - net                           7,815          .2          (18,887)         (.7)        (3,065)         .0
                                    ----------        ----       ----------        -----      ---------        ----

      Actual tax expense            $1,173,678        33.7%      $  966,654         31.1%      $868,459        30.0%
                                    ==========        ====       ==========         ====       ========        ====


12.   FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

            The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business. These financial instruments may include commitments to extend credit, standby letters of credit and purchase commitments. The Bank uses these financial instruments to meet the financing needs of its customers. Financial instruments involve, to varying degrees, elements of credit, interest rate, and liquidity risk. These do not represent unusual risks and management does not anticipate any losses which would have a material effect on the accompanying financial statements.

            Outstanding loan commitments and lines and letters of credit at December 31 are as follows:

                                               1996                  1995
                                            ----------              --------

               Loan commitments             $1,312,155              $845,000
                                            ==========              ========

               Unused lines of credit      $10,178,434           $10,667,000
                                           ===========           ===========

               Letters of credit            $1,786,024            $1,150,000
                                            ==========            ==========

            Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. The Bank generally requires collateral to support financial instruments with credit risk on the same basis as it does for on-balance sheet instruments. The collateral is based on management's credit evaluation of the counterparty. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Each customer's credit-worthiness is evaluated on a case-by-case basis.

            Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers.


13.  FAIR VALUE OF FINANCIAL INSTRUMENTS

            The following table shows the carrying values and the related estimated fair value of the Bank's financial instruments at December 31:


                                                             1996                             1995
                                                         ----------------------------     ----------------------------
                                                             Carrying         Fair            Carrying         Fair
                                                              Amount         Value             Amount         Value
                                                         -------------    -----------      -----------     -----------


Financial assets:
   Cash and due from banks                                 $ 4,872,866    $ 4,872,866      $ 4,887,030     $ 4,887,030
   Federal funds sold                                        5,389,874      5,389,874        4,906,559       4,906,559
   Investment securities available for sale                 11,297,480     11,190,591        4,041,590       4,153,512
   Investment securities held to maturity                   32,462,156     32,647,262       32,977,931      33,403,306
   Loans, net of allowance for credit losses                87,389,489     88,637,000       85,570,928      87,287,000
   Accrued interest receivable                               1,385,474      1,385,474        1,336,848       1,336,848

Financial liabilities:
   Deposits                                                124,166,248    124,185,000      116,479,753     116,793,000
   Accrued interest payable                                    158,000        158,000          150,838         150,838

Unrecognized financial instruments:
   Commitments to extend credit                             11,490,589     11,490,589       11,512,000      11,512,000
   Standby letters of credit                                 1,786,024      1,786,024        1,150,000       1,150,000


            For purposes of the above disclosures of estimated fair value, the following assumptions were used. The estimated fair value for cash and due from banks and federal funds sold is considered to approximate cost. The estimated fair value for securities available for sale and securities held to maturity are based on quoted market values from the individual securities or for equivalent securities. The estimated fair value of loans is determined by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. The estimated fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The estimated fair value of fixed maturity certificates of deposits is estimated using the rates currently offered for deposits of similar remaining maturities.

            In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the company.

            Other assets and liabilities of the Bank that are not defined as financial instruments are not included in the above disclosures, such as property and equipment. Also, nonfinancial instruments typically not recognized in the financial statements nevertheless may have value but are not included in the above disclosures. These include, among other items, the estimated earnings power of core deposit accounts, the trained work force, customer goodwill, and similar items.


14.   REGULATORY MATTERS

            The Bank is required to maintain noninterest-bearing deposits with the Federal Reserve Bank. During 1996 and 1995, the daily average balances were approximately $2,095,000 and $1,230,000, respectively.

            The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitive measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

            Quantitive measures established by regulation to ensure capital adequacy require the Bank to maintain amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Bank meets all capital adequacy requirements to which it is subject.

            As of December 31, 1996, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

            The Bank's actual capital amounts and ratios are also presented in the table.

                                                                                                         To Be Well
                                                                                                      Capitalized Under
                                                                           For Capital                Prompt Corrective
                                               Actual                   Adequacy Purposes             Action Provisions
                                      ---------------------           --------------------          --------------------
                                         Amount       Ratio             Amount       Ratio            Amount       Ratio
                                      -----------    ------           ----------    ------          ----------    ------


As of December 31, 1996:

   Total Capital (to Risk
      Weighted Assets)                $21,793,000    28.25%           $6,171,000     8.00%          $7,713,000    10.00%

   Tier I Capital (to Risk
      Weighted Assets)                $21,936,000    28.44%           $3,085,000     4.00%          $4,628,000     6.00%

   Tier I Capital (to Average
      Assets)                         $21,936,000    14.86%           $5,905,000     4.00%          $7,413,000     5.00%

As of December 31, 1995:

   Total Capital (to Risk
      Weighted Assets)                $20,526,000    27.85%           $5,896,000     8.00%          $7,370,000    10.00%

   Tier I Capital (to Risk
      Weighted Assets)                $20,671,000    28.05%           $2,948,000     4.00%          $4,422,000     6.00%

   Tier I Capital (to Average
      Assets)                         $20,671,000    14.86%           $5,564,000     4.00%          $6,953,000     5.00%

            Banking regulations also limit the amount of dividends that may be paid without prior approval of the Bank's regulatory agencies. Regulatory approval is required to pay dividends which exceed the Bank's net profits for the current year plus its retained net profits for the preceding two years. The amount of dividends that the Bank could have paid to the Company without approval from bank regulatory agencies at December 31, 1996 was $5,802,130.


15.   PENDING ACQUISITION

            On December 5, 1996, the Bank entered into an agreement to acquire Kent Savings and Loan Association, F.A. (Kent Savings) of Chestertown, Maryland in a merger transaction to be accounted for as a purchase. Under the terms of the agreement, the Bank will pay approximately $5,100,000 for all the outstanding shares of Kent Savings. At the effective date, Kent Savings will be merged into the Bank.

            At December 31, 1996, total assets of Kent Savings were $23,856,000 and total stockholders' equity was $3,082,000. Net income for the year ended
December 31, 1996 was $236,000, and there were 140,305 common shares outstanding. The merger transaction, which is subject to approvals of Kent Savings' stockholders and banking regulatory agencies, is expected to be completed in the first quarter of 1997.

16.   PARENT COMPANY FINANCIAL INFORMATION

            Condensed financial information for Shore Bancshares, Inc. (Parent Company only) is as follows:

                                                  CONDENSED BALANCE SHEET
                                                     DECEMBER 31, 1996

ASSETS:

   Investment in subsidiary                                         $22,099,022

   Other assets                                                          43,454
                                                                    -----------

            TOTAL ASSETS                                            $22,142,476
                                                                    ===========

LIABILITIES - Accounts payable                                      $    46,525
                                                                    -----------


STOCKHOLDERS' EQUITY:

   Common stock                                                          10,074

   Surplus                                                           10,064,166

   Retained earnings                                                 12,021,711
                                                                    -----------

            Total stockholders' equity                               22,095,951
                                                                    -----------

            TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $22,142,476
                                                                    ===========

                          CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996



INCOME - Dividends from subsidiary                                 $  926,832

OPERATING EXPENSES                                                      4,652
                                                                   ----------

INCOME BEFORE INCOME TAX BENEFIT AND EQUITY IN
   UNDISTRIBUTED INCOME OF SUBSIDIARY                                 922,180

INCOME TAX BENEFIT                                                      1,582
                                                                   ----------
INCOME BEFORE EQUITY IN UNDISTRIBUTED INCOME
   OF SUBSIDIARY                                                      923,762

EQUITY IN UNDISTRIBUTED INCOME OF SUBSIDIARY                        1,383,980
                                                                   ----------

NET INCOME                                                         $2,307,742
                                                                   ==========


                        CONDENSED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1996


NET INCOME                                                         $2,307,742

ADJUSTMENT TO RECONCILE NET INCOME TO NET
   CASH PROVIDED BY OPERATING ACTIVITIES:

      Equity in undistributed income of subsidiary                 (1,383,980)

      Net increase in other assets                                    (43,455)

      Net increase in accounts payable                                 46,525
                                                                  -----------

            Net cash provided by operating activities                 926,832

CASH FLOWS FROM FINANCING ACTIVITIES - Dividends paid                (926,832)
                                                                  -----------

CASH AT BEGINNING OF YEAR                                                -

CASH AT END OF YEAR                                               $      -
                                                                  ===========

                                   EXHIBIT 2.1

       PLAN OF REORGANIZATION AND AGREEMENT TO MERGE DATED MARCH 15, 1996

                             PLAN OF REORGANIZATION
                             AND AGREEMENT TO MERGE


                  THIS PLAN OF REORGANIZATION AND AGREEMENT TO MERGE ("Plan") made as of March 15, 1996, among Shore Bancshares, Inc., a Maryland corporation (the "Company"), The Centreville National Bank of Maryland, a national banking association ("Centreville National"), and Centreville Interim National Bank, a national banking association ("Interim Bank").

                                EXPLANATORY NOTE

                  The Company is a corporation duly incorporated and existing under the laws of the State of Maryland with its principal office at 109 North Commerce Street, Centreville, Maryland. The Company has an authorized capital stock consisting of Ten Million (10,000,000) shares of Common Stock, $.01 par value per share, of which 1,000 shares are issued and outstanding.

                  Centreville National is a national banking association duly organized and existing under the laws of the United States of America with its principal office at 109 North Commerce Street, Centreville, Maryland. Centreville National has an authorized capital stock consisting of 528,000 shares of Common Stock, par value $10.00 per share, of which 503,712 shares are issued and outstanding.

                  Interim Bank is a national banking association to be organized under the laws of the United States of America with its principal office at 109 North Commerce Street, Centreville, Maryland. Upon its formation, Interim Bank will have an authorized capital stock consisting of one million (1,000,000) shares of Common Stock, $10.00 par value per share. Prior to the effectiveness of the merger contemplated in this Plan, Interim Bank will have 10,000 shares of Common Stock issued and outstanding.

                  The Company intends to file with the Federal Reserve Bank of Richmond a Notice of Formation of a Bank Holding Company with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") to become a registered bank holding company under the Bank Holding Company Act of 1956, as amended. The Company has indicated that it will acquire all of the Common Stock of the successor by merger of Centreville National and Interim Bank, under the title "The Centreville National Bank of Maryland".

                                    AGREEMENT

                  In consideration of the mutual covenants and agreements contained in this Plan and the mutual benefits to be derived from this Plan, the parties agree as follows:

                  1. The  Merger.  Subject  to the terms and  conditions  herein
                     ---  -------
contained, on the Effective Date (as hereinafter defined), Centreville National Bank shall be merged (the "Merger") with and into Interim Bank, with Interim Bank continuing as the surviving corporation under the charter of Centreville National, and the separate existence of Centreville National shall cease as of the Effective Date. The Effective Date of the Merger provided for in this Plan shall be the date designated by the Comptroller of the Currency of the United States (the "Comptroller") in the Certificate of Merger (or other evidence that the Merger has been consummated issued pursuant to the provisions of Title 12,
Section 215a of the United States Code), as amended, issued by the Comptroller, subject to the occurrence of each of the events set forth in Paragraph 2 hereof, as of the opening of business on such date.

                  2. Events Preceding Effectiveness.  On or before the Effective
                     -------------------------------
Date the following shall have occurred:

                           (a) a majority of each of the Board of  Directors  of
                  the Company, Centreville National, and Interim Bank shall have approved this Plan and the Merger;

                           (b)  this  Plan  shall  have  been  submitted  to the
                  stockholders of Centreville National and the Merger contemplated hereby shall have been ratified and confirmed by the holders of not less than two-thirds of the issued and outstanding voting stock of Centreville National at a meeting duly called for that purpose, and by the Company in its capacity as sole stockholder of Interim Bank;

                           (c) the Federal Reserve Board shall have received and
                  accepted the Company's Notice to Become a Registered Bank Holding Company with respect to Interim Bank (as successor to the business of Centreville National);

                           (d) the Comptroller shall have issued to Interim Bank
                  a  certificate  to  commence  business  pursuant  to Title 12,
                  Section 27 of the United States Code, as amended; and

                           (e) the Comptroller shall have approved the Application of Merger for the Merger pursuant to Title 12, Sections 215a and 1828(c) of the United States Code, as amended.

                  3. The  Reorganization.  As of the  opening of business on the
Effective Date, Centreville National shall be merged with and into Interim Bank and thereafter common stock of the Company shall be issued to the former stockholders of Centreville National, in accordance with the terms and provisions of Paragraph 5.6 hereof.

                  4. Conditions Precedent to Consummation of the Plan. This Plan shall not be consummated and the Merger provided for herein shall not become effective except upon compliance with each of the following conditions (unless waived by the Board of Directors of each of the parties hereto):

                           (a) each of the events set forth in Paragraph 2 shall
                  have occurred;

                           (b) not more than 5% of the  holders of Common  Stock
                  of Centreville National shall not have exercised dissenters rights with respect to the merger provided for in the Plan; and

                           (c)  all  consents  or  approvals,   governmental  or
                  otherwise which, in the opinion of counsel for Centreville National, are necessary to permit or enable the receiving association in the merger of Centreville National and Interim Bank after the merger becomes effective to conduct all of the business and activities conducted by Centreville National prior to the Effective Date, in the manner in which such business and activities were then conducted, shall have been granted or issued.

                  5. Terms of the Merger.

                           5.1  Charter and Bylaws.  As of the  Effective  Date,
Centreville National shall be merged into Interim Bank, and the charter and by-laws of Centreville National shall continue as the charter and by- laws of the surviving entity without any amendment or modification, unless such amendment or modification is required to consummate the Merger.

                           5.2 Name of  Receiving  Association.  The name of the
receiving association shall be "The Centreville National Bank of Maryland".

                           5.3 Business  and Offices of  Receiving  Association.
The business of the receiving association shall be that of a national banking association. This business shall be conducted by the receiving association at its main office which shall be located at 109 North Commerce Street, Centreville, Maryland, and at its legally established branch offices.

                           5.4  Capital  Stock  of  Receiving  Association.  The
amount of the authorized capital stock of the receiving association shall be One Million (1,000,000) shares of Common Stock, par value $10.00 per share. Immediately following the Effective Date the amount of capital stock of the receiving association outstanding shall be 503,712 shares of Common Stock, par value $10.00 per share (subject to adjustment in the case of dissenting stockholders), resulting in an aggregate capital stock value of $5,037,120.

                           5.5 Transfer of Assets and Liabilities. All assets of
Centreville National, as they exist at the Effective Date, shall pass to and vest in the receiving association without any conveyance or other transfer; and the receiving association shall be responsible for all of the liabilities of every kind and description, including liabilities arising out of the operation of a trust department, of each of the merging banks, existing as of the Effective Date or arising out of the consummation of this merger.

                           5.6.  Stock and  Exchange.  Upon the Merger  becoming
effective:

                                    (a)   each   share   of   Common   Stock  of
                           Centreville National issued and outstanding at the Effective Date, shall, without any action on the part of the holder thereof, be converted into the right to receive 2 share(s) of the Company's Common Stock;

                                    (b) each  share of Common  Stock of  Interim
                           Bank issued and outstanding at the Effective Date shall remain issued and outstanding as one share of Common Stock of the receiving association, as the surviving corporation, without any action on the part of the holders thereof.

                           5.7. Stock  Certificates.  Certificates  representing
such shares of Common Stock of Centreville National shall thereafter represent the right to receive common stock of the Company in the aforementioned amount and may at any time thereafter be exchanged by the holder thereof for the appropriate number of shares of Common Stock of the Company; and the payment of dividends or other distributions may be withheld on said stock until new certificates have been so issued. When the new certificates are issued, the holders thereof shall be entitled to be paid the amount (without any interest thereon) of all dividends of other distributions which have become payable with respect to such shares of Common Stock of the Company. No fractional shares shall be issued. Stockholders will be paid cash in lieu of fractional shares based on the fair market value of the Company's Common Stock, as determined by the Company's Board of Directors.

                           5.8. Rights of Dissenting  Stockholders.  Each holder
of shares of Common Stock of Centreville National which are voted against the approval of the merger who perfects his appraisal rights pursuant to the provisions of Section 215a of Title 12 of the United States Code, as amended, shall be entitled to receive from the receiving association in cash the value of such shares of the Common Stock of Centreville National determined in accordance with the provisions of said section; and the receiving association shall act as agent for all of the dissenting stockholders of Centreville National and shall hold all amounts distributable on account of their stock solely for their benefit.

                           5.9 Board of Directors of the Receiving  Association.
The members of the Board of Directors of Centreville National, as constituted at the Effective Date, shall serve as members of the Board of Directors of the receiving association until the next annual meeting of stockholders of the receiving association and until such time as their successors have been elected and have qualified.

                  6. Amendment of Plan. This Plan may be amended at any time prior to the Effective Date, provided that any such amendment is in writing and is approved by the Board of Directors of each of the parties hereto, and provided further that subsequent to the date on which the merger provided for herein is approved by the stockholders of Centreville National, no amendment shall be made in the terms of the exchange of shares of stock of the parties set forth in Paragraph 5.7 hereof.

                  7. Abandonment of Plan. At any time prior to the Effective Date, this Plan may be terminated and the merger provided for herein abandoned by any party hereto upon the adoption of an appropriate resolution to that effect by the Board of Directors of such party, and there shall be no liability by reason of this Plan and the merger provided for herein, or the abandonment thereof, on the part of any of the parties hereto, or their directors, officers, employees, agents, or stockholders.

                  8. Miscellaneous. This Plan shall be governed by and construed in accordance with the laws of the United States of America. This Plan shall be binding upon and inure to the benefit of each of the parties hereto and their respective successors and assigns. This Plan may be executed in one or more counterparts each of which shall be deemed an original but all of which together shall be deemed one and the same Plan.

                  IN WITNESS WHEREOF, each of the parties has caused this Plan to be executed on its behalf by its duly authorized officers and its corporate seal to be hereunto affixed, duly attested by its Secretary or Assistant
Secretary, Cashier or Assistant Cashier, and a majority of the Board of Directors of each of the parties have subscribed their names as of the date first written above.

ATTEST:                                      SHORE BANCSHARES, INC.


/s/ Mary Catherine Quimby                    By:  /s/ Daniel T. Cannon
Mary Catherine Quimby                             Daniel T. Cannon
Secretary                                         President


ATTEST:                                      THE CENTREVILLE NATIONAL BANK  OF
                                             MARYLAND


/s/ Mary Catherine Quimby                    By: /s/ Daniel T. Cannon
Mary Catherine Quimby                            Daniel T. Cannon
Secretary                                        President

                                    ADDENDUM
                            TO PLAN OF REORGANIZATION
                             AND AGREEMENT TO MERGE

                  This Addendum to Plan of Reorganization and Agreement to Merge (this "Addendum") is made this 27th day of June, 1996, by and among Shore Bancshares, Inc. ("Bancorp"), a Maryland corporation, The Centreville National Bank of Maryland ("Centreville National"), a national banking association organized and existing under the laws of the United States of America with its principal office at 109 North Commerce Street, Centreville, Maryland, and Centreville Interim National Bank ("Interim"), a national banking association organized and existing under the laws of the United States of America with its principal office at 109 North Commerce Street, Centreville, Maryland.

                                    Recitals

                  A. Bancorp and Centreville National executed a Plan of Reorganization and Agreement to Merge (the "Plan"), dated March 15, 1996.

                  B. At the time the Plan was executed, Interim was not lawfully authorized to conduct business as a national bank by the authority of the Office of the Comptroller of the Currency.

                  C. Since the date of execution of the Plan, Interim has been duly and lawfully organized as a national bank by authority of the Office of the Comptroller of the Currency.

                                    Agreement

                  NOW, THEREFORE, in consideration of the Recitals and other good and valuable consideration, and upon execution of this Addendum by all parties thereto, Interim hereby is made a party to the Plan.

                  IN WITNESS WHEREOF, the parties have signed this Addendum as of the date and year first above stated.

ATTEST:                                       SHORE BANCSHARES, INC.

/s/ Mary Catherine Quimby                     By: /s/ Daniel T. Cannon
Mary Catherine Quimby                             Daniel T. Cannon, President

ATTEST:                                       THE CENTREVILLE NATIONAL BANK  OF
                                              MARYLAND

/s/ Mary Catherine Quimby                     By: /s/ Daniel T. Cannon
Mary Catherine Quimby                             Daniel T. Cannon, President


ATTEST:                                       CENTREVILLE INTERIM NATIONAL BANK

/s/ Mary Catherine Quimby                     By: /s/ Daniel T. Cannon
Mary Catherine Quimby                              Daniel T. Cannon

                                   EXHIBIT 2.2

         MERGER AGREEMENT DATED DECEMBER 5, 1996 AMONG KENT SAVINGS AND
       LOAN ASSOCIATION, F.A., THE CENTREVILLE NATIONAL BANK OF MARYLAND,
                                 AND THE COMPANY

                                MERGER AGREEMENT


         This AGREEMENT is made as of this 5th day of December, 1996, between KENT SAVINGS AND LOAN ASSOCIATION, F.A. (KS&LA), a Federal Savings and Loan Association having its principal office in Chestertown, Maryland (the "Seller"), The Centreville National Bank of Maryland (CNB), a National Banking Association having its principal office in Centreville, Maryland (the "Purchaser"), and Shore Bancshares, Inc., a body corporate of the State of Maryland (the "Holding Company");

         WHEREAS, the parties have determined that it would be desirable and in their respective best interests, and in the best interests of the stockholders of Seller, for Seller to be acquired by Purchaser pursuant to a merger (the "Merger") of Seller with and into Purchaser on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein, and for other good and valuable consideration the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                                   THE MERGER

         1.1 Time and Place of Closing.

         The closing of the transaction contemplated hereby (the "Closing") shall occur as of the close of business on the last business day of the month during which 1) the Seller and Purchaser have received all approvals of federal and/or state regulatory authorities necessary for the Seller and Purchaser to consummate such transaction, 2) the Seller has received requisite stockholder approval and 3) all other conditions to the obligations of the parties as set forth herein have either been satisfied or waived and the Merger is susceptible of simultaneous completion OR such other time or date as may be mutually agreed to by the parties (the "Closing Date"). The Closing shall be held at the main offices of CNB, Centreville, Maryland, on the Closing Date.

         1.2 The Merger.

         (a) On the Effective Time (as defined in Section 1.3 hereof) Seller shall be merged with and into Purchaser. The Merger shall be effected in accordance with any and all applicable provisions of federal law. At the Effective Time, the separate existence and corporate organization of Seller shall cease and Purchaser shall thereafter continue as the surviving corporate entity under the laws of the United States of America.

         (b) The name of the national bank resulting from the Merger (sometimes hereinafter referred to as the "Resulting Bank") shall be "The Centreville National Bank of Maryland".

         (c) The business of the Resulting Bank shall be that of a national banking association. This business shall be conducted by the Resulting Bank at its main office, which is located at 109 N. Commerce Street, Centreville, Maryland 21617, and at its legally established branches.

         (d) The amount of capital stock of the Resulting Bank shall be $5,037,120.00, divided into 503,712 shares of common stock, each of $10.00 par value, and at the time the Merger shall become effective, the Resulting Bank shall have a capital surplus of $5,037,120.00.

         (e) All assets of Seller as they exist at the Effective Time (as hereinafter defined) shall pass to and vest in the Resulting Bank without any conveyance or other transfer. The Resulting Bank shall be responsible for all of the liabilities of every kind and description of the merging entity exiting as of the Effective Time. The Liquidation Account of Seller as of the Effective Time shall be assumed in full by Purchaser. Seller represents and warrants that the Merger contemplated by this Agreement will not cause a liquidation requiring any disbursement from the Liquidation Account.

         1.3 Effective Time of the Merger.

         The Merger shall become effective as of the time specified in the Merger approval to be issued by the Comptroller of the Currency (the "Effective Time"). At the Effective Time, the Articles of Association of the Resulting Bank shall read in their entirety as set forth in Exhibit A attached hereto.

         1.4 Purchase Price/Payment

         The manner and basis of the conversion of the outstanding shares of capital stock of Seller and the consideration which the respective record holders thereof shall be entitled to receive pursuant to the Merger shall be as follows:

         (a) Each of the issued and outstanding shares of Seller Common Stock immediately prior to the Effective Time (except shares held by Purchaser (if any), shall, automatically by virtue of the effectiveness of the Merger and without necessity of any action on the part of the holder thereof, be canceled and converted into the right to receive an amount of cash equal to $35.49 per share (the "Per Share Merger Price") as of the Effective Time (based on 140,305 shares of Seller Common Stock issued and outstanding and 6,221 shares of Seller Common Stock subject to stock option as of the date hereof). Each treasury share and each share of Seller Common Stock held by Purchaser (if any) immediately prior to the Effective Time shall automatically, by virtue of the Merger and without necessity of any action on the part of the holder thereof, be canceled.

         (b) Each share of the common stock of Purchaser issued and outstanding immediately prior to the Effective Time shall continue following the Effective Time as an issued and outstanding share of Purchaser common stock.

         1.5 Dissenting Shares.

         Except for purposes of determining the total number of shares of Common Stock issued and outstanding immediately prior to the Effective Time, the provisions of Section 1.4, 1.8 and 1.9 hereof shall not apply to any shares of Common Stock which shall be held by holders who elect dissenter and appraisal rights under 12 CFR ss. 552.14 ("Dissenting Shares"). It is intended that any holder of Dissenting Shares shall have in consideration for the cancellation of such Dissenting Shares only such rights as may be given to such holder under 12 CFR ss. 552.14, including the right to require that such holder's Dissenting Shares be purchased at their fair or appraised value, in the manner and subject to the procedures and conditions therein provided unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, such holder's right to appraisal of any payment for such holder's shares of Common Stock under such regulation, at which time such shares shall be canceled and converted into the right to receive cash in the amount provided in Section 1.4 above only and no other consideration.

         1.6 Stock Options.

         At the Effective Time, and subject to the receipt of an agreement from each holder of an option outstanding as of the Effective Time, satisfactory in form and substance to Purchaser regarding the cancellation of such options (the "Optionholder Agreements"), each of the options to acquire Seller Common Stock outstanding as of the Effective Time shall automatically, and without further action, be terminated and each such optionholder shall be entitled to receive in exchange for the termination of such options cash in an amount equal to the excess of the Per Share Merger Price over the exercise price per share of such option (the "Option Price"), multiplied by the number of shares of Seller Common Stock for which such option is exercisable. Such amount shall be payable whether or not any such option is by its terms exercisable as of the Effective Time.

         1.7 Deposit of Cash.

         No later than the Closing Date, Purchaser shall cause cash to be deposited in escrow with an escrow agent ("Escrow Agent"), to be mutually agreed upon by the parties, in an amount (the "Purchase Fund") equal to the total of
(i) the Per Share Merger Price multiplied by the then number of outstanding shares of Seller Common Stock and (ii) the Option Price multiplied by the number of shares subject to outstanding options canceled pursuant to Section 1.6 herein. The Purchase Fund shall be equal to $5,111,243 for all outstanding shares of Seller Common Stock and the purchase of outstanding Seller Stock Options.

         1.8 Exchange of Shares for Cash.

         Within five (5) days after the Effective Time, the Escrow Agent will send a notice and transmittal form to each holder of a certificate theretofore evidencing Seller Common Stock, advising such holder of the procedure for surrendering to the Escrow Agent such certificate or certificates in exchange for payment therefore. Except with respect to any Dissenting Shares, each holder of a certificate theretofore evidencing Seller Common Stock, upon surrender of the same to the Escrow Agent, together with such letter of transmittal, shall be entitled promptly to receive from the Purchase Fund in exchange for such certificate the Per Share Merger Price multiplied by the number of shares of Seller Common Stock surrendered thereby. As promptly as practicable after each such holder's certificate has been surrendered (but not more than three (3) business days thereafter), the Escrow Agent will mail to each holder of Seller Common Stock whose certificates for shares, which are not Dissenting Shares, have been surrendered to the Escrow Agent a check in the appropriate amount to which such holder is entitled pursuant to this Agreement in respect of such shares. No interest will be paid or accrued on the cash payable upon surrender of such certificates. If payment for Seller Common Stock is to be made to any person other than the registered holder of the Seller Common Stock surrendered as aforesaid, the amount of any stock transfer or similar taxes (whether imposed on the registered holder or such person) payable on account of the transfer of the Seller Common Stock will be deducted from the amount to be paid by the Escrow Agent, or the Escrow Agent may refuse to make such payment, unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted to the Escrow Agent. Shares to which dissenters rights have been properly perfected shall be treated by Purchaser in the manner provided by
Section 1.5.

         1.9 Status of Certificates.

         At and after the Effective Time, each outstanding certificate which previously represented shares of Seller Common Stock (except any Dissenting Shares, which Dissenting Shares shall evidence only the rights specified in
Section 1.5 hereof) shall until surrendered for exchange be deemed for all purposes to evidence only the right to receive cash in accordance with the provisions of this Article I and shall not be deemed to confer upon the holder thereof any voting, dividend or other rights of a stockholder of the Resulting Bank. After the Effective Time, there shall be no further registration or transfer on the records of the Resulting Bank of shares of Seller Common Stock. No interest in any amount payable to any former holder of Seller Common Stock or of Stock Options shall accrue or be paid to such holders for the period following the Effective Time.

         1.10 Seller Approvals

         The Seller's obligations under this agreement and in connection with the transactions contemplated hereby are subject to approval by the Office of Thrift Supervision (the "Seller's Government Approval") and by the stockholders of the Seller (the "Stockholder Approval").

         1.11 Purchasers Approval

         The Purchasers obligations under this agreement and in connection with the transactions contemplated hereby are subject to approval by the Office of Comptroller of the Currency (the "Purchasers Government Approval").

                                   ARTICLE II

                               FACILITY OPERATIONS

         2.1 Branch Operations

         CNB will continue the operation as a branch trading under the facility name "Kent Bank, a branch of The Centreville National Bank of Maryland."

         2.2 Continued Employment of KS&LA Personnel

         (a) As of the Closing Date, the Purchaser shall hire all employees of the Seller, including the part-time employee (the "Employees") without any initial change in positions, except as may be necessary to accommodate new services offered by CNB, and with base cash remuneration (i.e., wages and/or salary) equivalent to their present respective levels. The Purchaser shall grant to the Employees credit for their respective service with the Seller for purposes of determining their participation, eligibility and vesting rights, but not for purposes of benefit accrual, (i.e. Purchaser will not fund such benefits) in any and all pension, thrift, profit-sharing, medical, life insurance, disability and other employee benefit plans or programs now or hereafter maintained by or on behalf of the Purchaser with the understanding that:

                  (i) Eligibility for participation in HMO shall begin on the first of the month following the Closing Date;

                  (ii) Profit sharing/disability participation shall accrue as of January 1 following the Closing Date and after one thousand (1,000) hours of service with CNB;

                  (iii) Full calendar year vacation/sick leave is granted on the first day of employment with Purchaser (prior service credit with Seller being granted less vacation/sick leave taken for current year);

                  (iv) Employees, Joyce Bradley and Maryanne Alderson, may not be discharged without cause for a term of one (1) year so long as they consent to work days and hours consistent with Purchasers other employees.

                  (v) Seller's part-time employee, Karlyn Smith, shall not be required to recognize Purchaser's mandatory retirement age of 70. In the alternative, such part-time employee will not be required to retire, due to her age, for a period of five (5) years from the Closing Date.

                  (vi) At any time prior to Closing, Seller is authorized, at its discretion, to declare an employee "Cost of Living Allowance" in the 3.0 - 3.5% range.

                  (vii) Seller is authorized, at its discretion, to continue accruals for the existing SEP-IRA Plan into 1997 and to payout such accruals immediately prior to Closing.

         In all other respects, Purchaser shall act with respect to the Employees consistent with its existing employment policies and procedures applicable to employees generally.

         (b) As of the Closing Date, Purchaser shall hire Susanne K. Nuttle ("Nuttle") as a Vice-President of CNB and the Branch Manager of Kent Bank. Nuttle shall be primarily responsible for lending and business development including loan authority consistent with CNB branch manager limits. Nuttle's employment shall be governed by the provisions of Section 2.2(a) above relating to all employees with the following conditions and/or exceptions:

                  (i) Nuttle must give written assurance to full time employment with CNB, limited to Monday through Friday hours only, through December 31, 1997.

                  (ii) Upon receipt of such written assurance, Purchaser authorizes and directs Seller to pay Nuttle, immediately prior to closing, a lump sum payment in conformance with Section 9 of Nuttle's October 2, 1987 Employment Agreement, as amended, equal to 2.99 times the "base amount" as defined therein in return for a complete release of the Employment Agreement, with amendments, between Nuttle and KS&LA, originally dated October 2, 1987, to the end that said Agreement, including all amendments thereto, shall be null and void and of no further force and effect upon payment of said sum. Notwithstanding the aforegoing, such lump sum payment shall not exceed One Hundred Eighty Thousand Dollars ($180,000.00).

                  (iii) Nuttle shall have the option to not participate in CNB Health Insurance Plan. If Nuttle opts out of such Health Insurance, her annual salary will be adjusted upward by Three Thousand Dollars ($3,000.00).

         2.3 Kent Bank Advisory Board

         (a) On the Closing Date, Purchaser will appoint an eight (8) member Kent Bank Advisory Board (KBAB), which membership will initially consist of the current members of the KS&LA Board of Directors.

         (b) KBAB members shall be subject to annual reappointment by the CNB Board of Directors immediately following the Holding Company annual meeting.

         (c) As compensation for their services, each member, other than inside/employee members or members also serving on the CNB or Holding Company Boards, of the KBAB will receive One Hundred Fifty Dollars ($150.00) per meeting attended. Said board shall meet one (1) time each two (2) weeks.

         (d) Notwithstanding CNB's mandatory age 70 retirement, initial members of the KBAB shall be grandfathered for a period of five (5) years from the Closing Date subject, as above stated, to annual reappointment.

         (e) KBAB members shall be required to purchase not less than Five Hundred Dollars ($500.00) worth of Holding Company stock (market value on Closing Date) to qualify for service.

         (f) Non-Compete Provision:

                  (i) The parties to this agreement acknowledge that no other branch of CNB has heretofore recognized or put into place an advisory board.

                  (ii) For and in consideration of the provisions of this Sub-Section 2.3, the eight (8) current members of the KS&LA Board of Directors must agree not to compete with Purchaser by serving as director/officer/agent or employee, directly or indirectly, at another financial institution in Kent or Queen Anne's Counties for a period of two (2) years following the date of Closing.

                  (iii) Contemporaneous with the execution of this Agreement, each of the eight current members of the KS&LA Board of Directors shall enter into a Non-competition Agreement in the form of Exhibit B attached hereto.

         2.4 Indemnification of KS&LA Directors and Officers

         KS&LA is authorized to purchase, to be effective on the Closing Date, tail coverage on its Directors and Officers Errors and Omissions policy to the extent that the premium for such coverage does not exceed two (2) times current annual premium.

                                   ARTICLE III

                                 CNB BOARD SEATS

         3.1 New CNB Board Members.

         Purchaser and Holding Company agree that on the Closing Date Susanne K. Nuttle and Paul M. Bowman will become Directors of CNB entitling them to compensation and benefits equivalent to those currently received by other CNB Board of Director Members.

         3.2 Inside Directors.

         Inside/employee directors shall receive no fees for sitting on the CNB Board of Directors.

         3.3 Outside Directors.

         Outside/non-employee directors of CNB shall receive Eight Thousand Five Hundred Dollars ($8,500.00) annually and, in addition, Fifty Dollars ($50.00) per meeting attended (including Kent Advisory Board Meetings).

         3.4 Reappointment.

         All CNB Board of Director Members, including those contemplated by this Agreement, are subject to reappointment by the Holding Company at its Annual Meeting. However, Susanne K. Nuttle and Paul M. Bowman shall occupy seats on the CNB Board until, at least, the April, 1998 Holding Company Annual Meeting.

         3.5 Purchase of Holding Company Stock.

         Susanne K. Nuttle and Paul M. Bowman shall be required to purchase not less than One Thousand Dollars ($1,000.00) worth of Holding Company stock (market value on Closing Date) to qualify for service.

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

         The Seller hereby represents and warrants to the Purchaser as follows, which representations and warranties shall survive the Closing Date for a period of one year.

         4.1 Corporate Organization.

         The Seller is a Federal Savings and Loan Association duly organized, validly existing and in good standing under the laws of the United States. The Seller has the corporate power and authority to own its properties, to carry on its business as presently conducted, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby. The Seller's deposits are insured by the Savings Association Insurance Fund to the maximum extent permitted by law.

         4.2 Corporate Authority.

         The execution and delivery of this Agreement and all related agreements by the Seller, and the consummation by the Seller of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Seller, once the Stockholder Approval is obtained. This Agreement and all related agreements executed and delivered by the Seller pursuant hereto have been duly executed by the Seller and constitute the valid and binding obligations of the Seller enforceable against the Seller in accordance with their respective terms, once the Stockholder Approval is obtained.

         4.3 Title to Property; Encumbrances.

         (a) The Seller is the owner of the Assets, identified in the audited financial statements for the year ended December 31, 1995, dated February 14, 1996 and updated by internally prepared financial statements and reports filed with the Office of Thrift Supervision for the quarters ended March 31, 1996; June 30, 1996; and September 30, 1996 which, as a consequence of the Merger being transferred to the Purchaser pursuant to this Agreement, free and clear of any mortgage, pledge, lien, security interest, conditional sales agreement, encumbrance or charge. Seller will not further encumber any of its assets not in the ordinary course of business without the prior written consent of Purchaser.

         (b) The Sellers liabilities are limited to those identified in the audited financial statements for the year ended December 31, 1995, dated February 14, 1996 and updated by internally prepared financial statements and reports filed with the Office of Thrift Supervision for the quarters ended March 31, 1996; June 30, 1996; and September 30, 1996 or incurred in the ordinary course of business since September 30, 1996. Seller will not incur additional liabilities not in the ordinary course of business without the prior written consent of Purchaser.

         (c) The Fixed Assets are all of the material tangible assets owned by the Seller and used by it to conduct the business as of the date hereof, and are, to the Seller's best knowledge and belief, in good operating condition and repair, giving consideration to their age and use and subject to ordinary wear and tear.

         (d) The Seller has not received notice of any violation of zoning laws, building or fire codes or other statutes, ordinances or regulations relating to the operation of KS&LA.

         4.4 No Violation.

         Neither the execution and delivery by the Seller of this Agreement or any related agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Incorporation or Bylaws of the Seller, (ii) any provision of any agreement or any other restriction to which the Seller is a party or by which the Seller or any of its properties is bound or (iii) any statute, law, decree, regulation or order of any governmental authority, once the Seller's Governmental Approval is obtained.

         4.5 No Brokers, Etc.

         Except with respect to RP Financial, Inc., in accordance with an engagement letter dated March 20, 1996, neither the Seller nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finders' or similar fees, commissions or expenses in connection with this Agreement or the transactions contemplated hereby.

         4.6 Security for its Loans.

         The Seller has a perfected lien and security interest in all material items of collateral given to secure its Loans and holds a first lien position unless otherwise stated in a loan portfolio supplied to Purchaser.

                                    ARTICLE V

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

         The Purchaser hereby represents and warrants to the Seller as follows, which representations and warranties shall survive the Closing Date for a period of one year.

         5.1 Corporate Organization.

         The Purchaser is a National Banking Association duly organized, validly existing and in good standing under the laws of the United States. The Purchaser has the corporate power and authority to purchase the Capital Stock being acquired hereunder, to assume the liabilities and obligations being assumed hereunder, including, without limitation, the Deposit Liabilities, to execute, deliver and perform this Agreement and to effect the transactions contemplated hereby. The Purchaser's deposits are insured by the Federal Deposit Insurance Corporation to the maximum extent permitted by law.

         5.2 Corporate Authority.

         The execution and delivery of this Agreement and all related agreements by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby and thereby, have been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement and all related agreements executed and delivered by the Purchaser pursuant hereto have been duly executed by the Purchaser and constitute the valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their respective terms. The Holding Company, as the sole shareholder of Purchaser, has taken all necessary action to approve this Agreement and the Merger in its capacity as such shareholder. The shareholders of the Holding Company are not required to approve this Agreement or the Merger.

         5.3 No Violation.

         Neither the execution and delivery by the Purchaser of this Agreement or any related agreements, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Association or Bylaws of the Purchaser, (ii) any provision of any agreement or any other restriction to which the Purchaser is a party or by which the Purchaser or any of its properties is bound or (iii) any statute, law, decree, regulation or order of any governmental authority, once the Purchaser's Governmental Approval is obtained.

         5.4 No Brokers, Etc.

         Neither the Purchaser nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage, finders' or similar fees, commissions or expenses in connection with this Agreement or the transactions contemplated hereby.

         5.5 Financial Capacity.

         There are no facts or circumstances relating to the business or financial condition of Holding Company or CNB which may prevent, restrict or impair the ability of CNB to fulfill its obligations and consummate the transactions contemplated hereby. Not in limitation of the forgoing, CNB has the financial capacity to fund the Purchase Fund in full on the Closing Date.

         5.6 Regulatory Approvals.

         Neither Holding Company nor CNB is aware of any facts or circumstances relating to the business, operations or financial condition of Holding Company or CNB or its wholly-owned subsidiaries which would result in the denial of any of the regulatory approvals required for consummation of the Merger.


                                   ARTICLE VI

                  CONDUCT OF BUSINESS PENDING THE CLOSING DATE

         Pending the Closing Date,  and except as otherwise  consented to by the
Purchaser:

                  (i) The Seller shall carry on the business substantially in the same manner as heretofore, and the Seller shall not engage in any activities or transactions involving substantial capital expenditures or outside its ordinary course of business as conducted as of the date hereof except for activities or transactions contemplated by this Agreement; and

                  (ii) The Seller shall use its best efforts to preserve the business, to preserve for the Purchaser the good will of its customers and others doing business with the Seller and to exercise reasonable efforts to cooperate with and assist the Purchaser in assuring the orderly transition of such business from the Seller to the Purchaser.


                                   ARTICLE VII

                       CERTAIN OBLIGATIONS OF THE PARTIES
                         PRIOR TO AND AFTER CLOSING DATE

         7.1 Full Access.

         The Seller shall afford to the officers and authorized representatives of the Purchaser, upon prior notice, access at reasonable times, to the properties, books and records (including Loan records) in order that the Purchaser may have the full opportunity to make reasonable investigations, at reasonable times without interfering with the Seller's normal business and operations, of the Assets and the affairs of the Seller and the officers of the Seller shall furnish the Purchaser with such additional financial and operating data and other information as to its business and properties and with access to such personnel as the Purchaser may, from time to time, reasonably request and as shall be available, including, without limitation, information required for inclusion in all governmental applications necessary to effect the transactions contemplated hereby.

         7.2 Requirements of Regulatory Authorities.

         The Seller shall, as soon as is practicable, notify the proper regulatory authorities of its intent to terminate the operation and to consummate the transactions contemplated hereby and thereafter shall (i) comply with the normal and usual requirements imposed by such authorities applicable to effectuate such transactions and (ii) use its good faith efforts to obtain any required permission of such regulatory authorities to consummate the transactions contemplated.

         7.3 Confidentiality.

         The Purchaser will, and will cause its officers, directors, employees and agents to, hold in strict confidence and not disclose to any other person or entity, without the prior written consent of the Seller, all information received by the Purchaser from or with respect to the Seller in connection with this Agreement and the transactions contemplated hereby, except such information as may be otherwise publicly available other than through the wrongful dissemination of such information by the Purchaser or its officers, directors, employees or agents or such information as may be required to be disclosed by applicable law.

         7.4 Application for Approval to Effect Merger.

         (a) The Purchaser shall prepare and file as soon as practicable after the date of this Agreement (but not later than 45 days from the date of this Agreement) all applications, known to Purchaser to be required by law, to the appropriate federal and/or state regulatory authorities for approval to effect the Merger of Seller into Purchaser, to establish a branch of CNB at the location of the Seller and to effect in all other respects the transactions contemplated hereby. The Purchaser agrees to make draft copies of the applications (except for any confidential portions thereof) available to the Seller and its counsel on request, to process the applications in a diligent manner and on a priority basis, to provide the Seller promptly with a copy of the applications as filed (except for any confidential portions thereof) and all notices, orders, opinions, correspondence and other documents with respect thereto and to use its best efforts to obtain the Purchaser's Government Approval as and/or if required.

         (b) The Seller shall prepare and file as soon as practicable after the date of this Agreement all applications, to the extent required by law, if any, to the appropriate federal and/or state regulatory authorities for approval to effect the Merger of Seller into Purchaser, to establish a branch of CNB at the location of the Seller and to effect in all other respects the transactions contemplated hereby. The Seller agrees to make draft copies of the applications (except for any confidential portions thereof) available to the Purchaser and its counsel on request, to process the applications in a diligent manner and on a priority basis, to provide the Purchaser promptly with a copy of the applications as filed (except for any confidential portions thereof) and all notices, orders, options, correspondence and other documents with respect thereto and to use its best efforts to obtain the Seller's Government Approval, as and/or if required.

         7.5 Further Assurances.

         Each party hereto agrees to execute and deliver such instruments and to take such other actions as the other party may reasonably require in order to carry out the intent of this Agreement. Notwithstanding anything in this Agreement to the contrary, each party shall be responsible for its own attorneys' fees.

         7.6 Right to Intervene.

         In the event that any claim, protest, suit or other proceeding is instituted against the Purchaser or Seller under this Agreement, the Seller or Purchaser, as the case may be, shall have the right, at its discretion and expense, to intervene in such litigation, and the other party hereby consents to such intervention.

         7.7 Shareholder Approval.

         The Seller shall submit this Agreement and this transaction to its Shareholders for approval at a special meeting to be held within 60 days of Purchaser notifying Seller that it has filed for Purchaser's Government Approvals and Seller shall use its best efforts to obtain Stockholder Approval subject to its fiduciary responsibilities.


                                  ARTICLE VIII

                    CONDITIONS TO THE PURCHASER'S OBLIGATIONS

         The obligations of the Purchaser to consummate the transactions contemplated hereby are conditioned upon fulfillment, at or before the Closing Date, of each of the following conditions:

         8.1 Representations and Warranties True.

         The representations and warranties made by the Seller in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such date, except for any changes permitted by the terms hereof or consented to by the Purchaser or except to the extent that the failure to be so true and correct would not be materially adverse to the financial condition of Seller.

         8.2 Obligations Performed.

         The Seller shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

         8.3 Certificate of Compliance.

         The Seller shall have delivered to the Purchaser a certificate of its President or any Executive Vice President, dated the Closing Date, certifying to the fulfillment of each of the foregoing conditions.

         8.4 No Adverse Litigation.

         On the Closing Date, no action, suit or proceeding shall be pending or threatened (i) against the Seller which might reasonably be expected to materially and adversely affect the transactions contemplated hereby or the business, properties or assets of the Seller or (ii) against the Seller or the Purchaser seeking to enjoin the consummation of the transactions contemplated hereby.

         8.5 Regulatory Approvals.

         The Seller and Purchaser shall have received from the appropriate regulatory authorities the governmental approvals required (i) to consummate the transactions contemplated hereby and (ii) to operate facility as a branch of the Purchaser.

         8.6 Legal Opinion.

         The Purchaser shall have received an opinion, dated the Closing Date, of Housley Kantarian and Bronstein, P.C., counsel to the Seller, to the effect that:

                  (i) The Seller is a Federal Savings and Loan Association duly organized, validly existing and in good standing under the laws of the United States;

                  (ii) The execution and delivery of this Agreement and the consummation by the Seller of the Merger has been duly authorized by all necessary corporate action on the part of the Seller. This Agreement has been duly executed by the Seller and constitutes the valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies; and

                  (iii) Neither the execution and delivery by the Seller of this Agreement nor the consummation by the Seller of the Merger, will violate, conflict with or result in a default under (A) the Federal Stock Charter or Bylaws of the Seller or (B) any Federal thrift or banking statute, law, decree, regulation or order of any governmental authority known to such counsel, once the Governmental Approval is obtained.

         8.7 No Material Adverse Change.

         From the date of this Agreement until the Closing Date, there shall have occurred no material adverse change affecting the assets of Seller except for such changes that result from (i) changes in banking or thrift laws or regulations of general applicability or interpretations thereof, (ii) changes in generally accepted accounting principles or regulatory accounting principles or interpretations thereof, or (iii) changes in general economic conditions including changes in the general level of interest rates.

         8.8 Stockholder Approval.

         The Seller shall have obtained the Stockholder Approval as herein provided.


                                   ARTICLE IX

                     CONDITIONS TO THE SELLER'S OBLIGATIONS

         The   obligations  of  the  Seller  to  consummate   the   transactions
contemplated hereby are conditioned upon fulfillment, at or before the Closing Date, of each of the following conditions:

         9.1 Representations and Warranties True.

         The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such date, except for any changes permitted by the terms hereof or consented to by the Seller or except to the extent that the failure to be so true and correct would not be materially adverse to the financial condition of Purchaser.

         9.2 Obligations Performed.

         The Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date.

         9.3 Certificate of Compliance.

         The Purchaser shall have delivered to the Seller a certificate of its President or any Executive Vice President, dated the Closing Date, certifying to the fulfillment of each of the foregoing conditions.


         9.4 No Adverse Litigation.

         On the Closing Date, no action, suit or proceeding shall be pending or threatened (i) against the Purchaser which might reasonably be expected to materially and adversely affect the transactions contemplated hereby or (ii) against the Seller or the Purchaser seeking to enjoin the consummation of the transactions contemplated hereby.


         9.5 Regulatory Approvals.

         The Seller and Purchaser shall have received from the appropriate regulatory authorities the governmental approvals required (i) to consummate the transaction contemplated hereby and (ii) to operate the facility as a branch of the Purchaser. The Seller shall have received from the appropriate regulatory authorities any approvals necessary to cease operation of the facility.

         9.6 Legal Opinion.

         The Seller shall have received an opinion, dated the Closing Date, of Jeffrey E. Thompson, Esquire, counsel to the Purchaser, to the effect that:

                  (i) The Purchaser is a National Banking Association duly organized, validly existing and in good standing under the laws of the United States;

                  (ii) The execution and delivery of this Agreement and the consummation by the Purchaser of the Merger has been duly authorized by all necessary corporate action on the part of the Purchaser. This Agreement has been duly executed by the Purchaser and constitutes the valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors' rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies; and

                  (iii) Neither the execution and delivery by the Purchaser of this Agreement nor the consummation by the Purchaser of the Merger will violate, conflict with or result in a default under (A) the Articles of Association or Bylaws of the Purchaser or (B) any National/Federal banking statute, law, decree, regulation or order of any governmental authority known to such counsel, once the Governmental Approval is obtained.

         9.7 Stockholder Approval.

         The Seller shall have obtained the Stockholder Approval as herein provided.

         9.8 Deposit of Cash.

         Seller shall have received from the Escrow Agent written confirmation of receipt from Purchaser of sufficient cash to fund the Purchaser fund.

                                    ARTICLE X

                                   TERMINATION

         10.1 Methods of Termination.

         This Agreement may be terminated in any of the following ways:

                  (a) at any time on or before the Closing Date by the mutual written consent of the Purchaser and the Seller;

                  (b) at any time on or before the Closing Date, by the Purchaser in writing if any of the conditions set forth in Article VIII of this Agreement shall not have been met by the Seller or waived in writing by the Purchaser at the time such condition can no longer be satisfied;

                  (c) at any time on or before the Closing Date, by the Seller in writing if any of the conditions set forth in Article IX of this Agreement shall not have been met by the Purchaser or waived in writing by the Seller at the time such condition can no longer be satisfied;

                  (d) at any time on or before the Closing Date, by the Seller or the Purchaser in writing if the other shall have breached any representation and warranty to the extent provided in Sections 8.1 and 9.1, as applicable (as if such representation and warranty had been made on and as of the date hereof and on and as of the date of the notice of breach referred to below) or any covenant, undertaking or obligation contained herein and such breach shall not have been cured by the earlier of 30 days after the giving of notice to the breaching party of such breach or the Closing Date;

                  (e) by the Seller or Purchaser in writing at any time after any of the regulatory authorities has denied any application of the Purchaser for approval of the transactions contemplated hereby;

                  (f) by the Seller or the Purchaser in writing if the transaction contemplated hereby is not consummated on or before June 30, 1997, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein.

         10.2 Procedure Upon Termination.

         In the event of termination pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate immediately upon receipt of such notice unless an extension is consented to by the party having the right to terminate. If this Agreement is terminated as provided herein:

                  (a) each party will return all documents, work papers and other materials of the other party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the party furnishing the same; and

                  (b) all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third persons.

         10.3 Termination Fee.

         (a) In the event that (i) this Merger Agreement shall have been terminated pursuant to Article X hereof and (ii) prior to or concurrently with such termination a Trigger Event (as such term is defined below) shall have occurred, Seller shall pay to Purchaser a Termination Fee of TWO HUNDRED FIFTY THOUSAND DOLLARS ($250,000.00). Such fee shall be payable in immediately available funds on or before the second business day following the occurrence of such termination.

         (b) As used herein, a "Trigger Event" shall mean the occurrence of any of the following events:

                  (i) Following the making of an Acquisition Proposal (as such term is defined below) Seller's Board of Directors shall have failed to recommend this Merger Agreement or the Merger or shall have withdrawn or modified in a manner adverse to Purchaser its recommendation of this Merger Agreement or the Merger, or shall have resolved or publicly announced an intention to do either of the foregoing; or

                  (ii) Seller's Board of Directors shall have recommended that the stockholders of Seller approve any Acquisition Proposal or shall have entered into an agreement with respect to, or authorized, approved, proposed or publicly announced its intention to enter into, any Acquisition Proposal; or

                  (iii) this Merger Agreement or the Merger shall not have been approved at a meeting of Seller's stockholders which has been held for that purpose prior to termination of this Merger Agreement; if prior thereto it shall have been publicly announced that any financial institution (other than Purchaser) shall have made, or disclosed an intention to make, an Acquisition Proposal and within 15 months of termination Seller has entered into an agreement with respect to an Acquisition Proposal. In such an event, the termination fee shall be due and payable in immediately available funds on or before the second business day following the date of any such agreement; or

                  (iv) following the making of an Acquisition Proposal, Seller shall have breached any covenant or agreement contained in this Merger Agreement such that Purchaser would be entitled to terminate this Merger Agreement under Section 10.1 (d) hereof (without regard to any grace period provided for therein) unless such breach is promptly cured without jeopardizing consummation of the Merger pursuant to the terms of this Merger Agreement.

         (c) As used herein, "Acquisition Proposal" shall mean any (i) publicly announced proposal, (ii) regulatory application or notice (whether in draft or final form), (iii) agreement or understanding, (iv) disclosure of an intention to make a proposal, or (v) amendment to any of the foregoing, made or filed on or after the date hereof, in each case with respect to any of the following transactions with a counterparty other than Purchaser: (A) a merger, consolidation, acquisition, or any similar transaction, involving Seller; (B) a purchase, lease or other acquisition of all or substantial all of the assets of Seller, or (C) a purchase or other acquisition of securities representing 15% or more of the voting power of Seller's stockholders.

         (d) Nothing contained herein shall be deemed to authorize Seller or Purchaser to breach any provision of this Merger Agreement.

         (e) Seller shall completely disclose to Purchaser the terms of any offer or offer to negotiate an Acquisition Proposal within twenty four (24) hours of the making of any offer or offer to negotiate an Acquisition Proposal by any counterparty.

                                   ARTICLE XI

                            MISCELLANEOUS PROVISIONS

         11.1     Amendment and Modification.

         The parties hereto, by mutual consent, may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing. This Agreement and the exhibits and schedules hereto constitute the entire agreement of the parties.


         11.2 Waiver or Extension.

         Either of the parties hereto, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto or (ii) compliance with any of the undertakings, obligations, covenants or other acts contained herein or in any such document.

         11.3 Assignment.

         This Agreement shall be binding upon, and shall inure to the benefit of, the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, prior to the Closing Date, by either of the parties hereto without the prior written consent of the other.

         11.4 Non-Survival of Representations and Warranties.

         The representations, warranties, conditions and obligations set forth in this Agreement shall not survive the Closing Date except as expressly provided to the contrary herein or unless the context otherwise requires such as the agreements set forth in Section 1.8 and Articles II and III herein.

         11.5 Payment of Expenses.

         Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereunder. Except as otherwise expressly provided herein, any expenses, fees and costs necessary for Seller's or Purchaser's governmental approvals shall be paid, as the case may be, by the party seeking approval.

         11.6 Addresses for Notices, Etc.

         All notices, requests, demands, consents and other communications provided for hereunder and under any related agreements shall be in writing and mailed (by registered or certified mail) or delivered by any other means to the applicable party at the addresses indicated below:

         If to the Seller to:

         Kent Savings and Loan Association, F.A.
         305 High Street
         P.O. Box 388
         Chestertown, Maryland  21620-0388
         Attention:  Susanne K. Nuttle

         With a copy to:

         Housley Kantarian & Bronstein, P.C.
         Suite 700
         1220 19th Street, N.W.
         Washington, D.C. 20037
         Attention:  Leonard S. Volin, Esq.

         If to the Purchaser to:

         Daniel T. Cannon
         C/O The Centreville National Bank of Maryland
         P.O. Box 400
         Centreville, Maryland  21617

         With a copy to:

         Jeffrey E. Thompson, Esq.
         Thompson & Thompson
         118 North Commerce Street
         P.O. Box 356
         Centreville, Maryland  21617

or, as to each party, at such other address as shall be designated by such party in a written notice to the other party complying as to delivery with the terms of this Section 11.6.

         11.7 Counterparts.

         This Agreement may be executed simultaneously in counterparts, each of which shall be deemed an original, but each of which together shall constitute one and the same instrument.

         11.8 Governing Law.

         This Agreement shall be governed by, and construed in accordance with, the laws of the State of Maryland except to the extent Federal law controls.

         IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the date first above written.

                                         KENT SAVINGS AND LOAN
                                         ASSOCIATION, F.A.

                                         By:  /s/ Harry W. Willis
                                            Harry W. Willis
                                            Chairman of
                                            The Board of Directors

                                         By: /s/ Susanne K. Nuttle
                                            Susanne K. Nuttle
                                            President
                                                           "Seller"

                                         THE CENTREVILLE NATIONAL BANK
                                         OF MARYLAND

                                         By: /s/ Walter E. Schmidt
                                            Walter E. Schmidt
                                            Chairman of
                                            The Board of Directors

                                         By: /s/ Daniel T. Cannon
                                            Daniel T. Cannon
                                            President

                                                           "Purchaser"


                                         SHORE BANCSHARES, INC.

                                         By: /s/ Walter E. Schmidt
                                            Walter E. Schmidt
                                            Chairman of
                                            The Board of Directors

                                         By: /s/ Daniel T. Cannon
                                            Daniel T. Cannon
                                            President

                                                           "Holding Company"

                                   EXHIBIT 3.1

                    ARTICLES OF INCORPORATION OF THE COMPANY

                             SHORE BANCSHARES, INC.

                            ARTICLES OF INCORPORATION

                  FIRST: I, Michael A. Refolo, whose post office address is 233 East Redwood Street, Baltimore, Maryland 21202, being at least eighteen (18) years of age, do hereby form a corporation under and by virtue of the General Laws of the State of Maryland.

                  SECOND: The name of the corporation (which is hereinafter called the "Corporation") is

                             Shore Bancshares, Inc.

                  THIRD: The purposes for which the Corporation is formed are to engage in any lawful act or activities permitted by a corporation organized under the laws of the State of Maryland.

                  FOURTH: The post office address of the principal office of the Corporation in this State is 109 North Commerce Street, Centreville, Maryland 21617. The name and post office address of the resident agent of the Corporation in this State are Daniel T. Cannon, 109 North Commerce Street, Centreville, Maryland 21617. Said resident agent is an individual actually residing in this State.

                  FIFTH:   The  total  number  of  shares  of  stock  which  the
Corporation has authority to issue is Ten Million (10,000,000) shares of common stock with a par value of One Cent ($.01) per share.

                  SIXTH: The number of Directors of the Corporation which shall constitute the whole Board shall be not less than three directors. The exact number of Directors shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the entire Board of Directors. The names of the Directors who shall act until the first annual meeting and until their successors are duly elected and qualify are Walter E. Schmidt, Sydney G. Ashley, J. Robert Barton, David C. Bryan, Daniel T. Cannon, B. Vance Carmean, Jr., Mark M. Freestate, Neil R. LeCompte, Jerry F. Pierson, and Wm. Maurice Sanger.

                  SEVENTH: The following provisions are hereby adopted for the purposes of describing the rights and powers of the Corporation and of the Directors and Stockholders:

                  (a) The Board of Directors of the Corporation is hereby empowered to authorize the issuance from time to time of shares of stock of any class, whether now or hereafter authorized, and securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as said Board of Directors may deem advisable subject to such limitations and restrictions, if any, as may be set forth in the By-laws of the Corporation.

                  (b) The Board of Directors of the Corporation may classify or reclassify any unissued shares by fixing or altering in any one or more respects, from time to time before issuance of such shares, the preferences, rights, voting powers, restrictions and qualifications of, the dividends on, the times and prices of redemption of, and the conversion rights of, such shares.

                  (c) The Corporation reserves the right to amend its Charter so that such amendment may alter the contract rights, as expressly set forth in the Charter, of any outstanding stock, and any objecting stockholder whose rights may or shall be thereby substantially adversely affected shall not be entitled to demand and receive payment of the fair value of the stockholder's stock.

                  The enumeration and definition of a particular power of the Board of Directors included in the foregoing is for descriptive purposes only and shall in no way limit or restrict the terms of any other clause of this or any other Article of these Articles of Incorporation, or in any manner exclude or limit any powers conferred upon the Board of Directors under the Maryland General Corporation Law now or hereafter in force.

                  EIGHTH: No director or officer of the Corporation shall be liable to the Corporation or to its Stockholders for money damages except (i) to the extent that it is proved that such director or officer actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (ii) to the extent that a judgment or other final adjudication adverse to such director or officer is entered in a proceeding based on a finding in the proceeding that such director's or officer's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

                  IN  WITNESS   WHEREOF,   I  have  signed  these   Articles  of
Incorporation on this 15th day of March, and I acknowledge the same to be my act.


                                            /s/ Michael A. Refolo
                                            Michael A. Refolo

                                   EXHIBIT 3.2

                              BYLAWS OF THE COMPANY

                             SHORE BANCSHARES, INC.
                                     BY-LAWS


                                    ARTICLE I

                                  Stockholders
                                  ------------

                  SECTION 1. Annual Meeting. The annual meeting of the stockholders of the Corporation shall be held on a day duly designated by the Board of Directors in the month of April in each year, for the purpose of electing directors to succeed those whose terms shall have expired as of the date of such annual meeting, and for the transaction of such other corporate business as may come before the meeting.

                  SECTION 2. Special Meetings. Special meetings of the stockholders may be called at any time for any purpose or purposes by the Chairman, the President, by a Vice President, or by a majority of the Board of Directors, and shall be called forthwith by the Chairman, the President, by a Vice President, or Secretary, or any director of the Corporation upon the request in writing of the holders of a majority of all the shares outstanding and entitled to vote on the business to be transacted at such meeting. Such request shall state the purpose or purposes of the meeting.

                  If the person to whom such request in writing is made shall fail to issue a call for such meeting within ten (10) days after receipt of such request, then a majority of the Board of Directors or the stockholders owning of record a majority in amount of the stock of the Corporation, issued, outstanding and entitled to vote, may do so by giving ten (10) days' prior written notice of the time, place and object of the meeting in the manner set forth in Article I,
Section 4 hereof. Business transacted at all special meetings of stockholders shall be confined to the purpose or purposes stated in the notice of the meeting.

                  SECTION  3.  Place  of  Holding  Meetings.   All  meetings  of
stockholders shall be held at the principal office of the Corporation or elsewhere in the United States as designated by the Board of Directors.

                  SECTION 4. Notice of Meetings. Written notice of each meeting of the stockholders shall be mailed, postage pre-paid by the Secretary, to each stockholder entitled to vote thereat at the stockholder's post office address, as it appears upon the books of the Corporation, at least ten (10) days but not more than ninety (90) days before, the meeting. Each such notice shall state the place, day, and hour at which the meeting is to be held and, in the case of any special meeting, shall state briefly the purpose or purposes thereof.

                  SECTION 5. Quorum. The presence in person or by proxy of the holders of record of a majority of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote thereat shall constitute a quorum at all meetings of the stockholders, except as otherwise provided by law, by the Articles of Incorporation or by these By-laws. If less than a quorum shall be in attendance at the time for which the meeting shall have been called, the meeting may be adjourned from time to time by a majority vote of the stockholders present or represented, without any notice other than by announcement at the meeting, until a quorum shall attend. At any adjourned meeting at which a quorum shall attend, any business may be transacted which might have been transacted if the meeting had been held as originally called.

                  SECTION 6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors or, if the Chairman is not present, the President of the Corporation, or if the President is not present, by a Vice President, or, if none of said officers is present, by a chairman to be elected at the meeting. The Secretary of the Corporation, or if the Secretary is not present, any Assistant Secretary shall act as Secretary of such meetings; in the absence of the Secretary and any Assistant Secretary, the presiding officer may appoint a person to act as Secretary of the meeting.

                  SECTION 7. Voting. At all meetings of stockholders, every stockholder entitled to vote thereat shall have one (l) vote for each share of stock standing in the stockholder's name on the books of the Corporation on the date for the determination of stockholders entitled to vote at such meeting. Such vote may be either in person or by proxy appointed by an instrument in writing subscribed by such stockholder or the stockholder's duly authorized attorney, bearing a date not more than eleven (11) months prior to said meeting, unless said instrument provides for a longer period. Such proxy shall be dated, but need not be sealed, witnessed or acknowledged. All elections shall be had and all questions shall be decided by a majority of the votes cast at a duly constituted meeting, except as otherwise provided by law, in the Articles of Incorporation or by these By-laws.

                  If the chairman of the meeting shall so determine, a vote by ballot may be taken upon any election or matter, and the vote shall be so taken upon request of the holders of ten percent (10%) of the stock entitled to vote on such election or matter. In either of such events, the proxies and ballots shall be received and be taken in charge and all questions touching the qualification of voters and the validity of proxies and the acceptance or rejection of votes, shall be decided by the tellers. Such tellers shall be appointed by said meeting.


                                   ARTICLE II

                               Board of Directors

                  SECTION 1. General Powers. The property and business of the Corporation shall be managed by the Board of Directors of the Corporation.

                  SECTION 2. Number and Term of Office. The business and property of the Corporation shall be conducted and managed by its Board of Directors which shall consist of not less than three (3) members, the exact number of which shall be fixed from time to time by the Board of Directors pursuant to a resolution adopted by a majority of the Board of Directors. The present number of Directors shall be ten (10). The directors shall be elected each year at the annual meeting of stockholders, except as hereinafter provided and each director shall serve until his successor shall be elected and shall qualify.

                  SECTION 3. Vacancies. In the case of any vacancy in the Board of Directors through death, resignation, disqualification, removal or other cause, the remaining directors, by affirmative vote of the majority thereof, may elect a successor to hold office for the unexpired portion of the term of a director whose place shall be vacant, and until the election of his successor, or until he shall be removed, prior thereto by an affirmative vote of the holders of a majority of the stock.

                  Similarly and in the event of the number of directors being increased as provided in these By-laws, the additional directors so provided for shall be elected by the directors already in office, and shall hold office until the next annual meeting of stockholders and thereafter until his or their successors shall be elected.

                  Any director may be removed from office with or without cause by the affirmative vote of the holders of the majority of the stock issued and outstanding and entitled to vote at any special meeting of stockholders regularly called for the purpose.

                  SECTION 4. Place of Meeting. The Board of Directors may hold their meetings and have one or more offices, and keep the books of the Corporation, either within or outside the State of Maryland, at such place or places as they may from time to time determine by resolution or by written consent of all the directors. The Board of Directors may hold their meetings by conference telephone or other similar electronic communications equipment in accordance with the provisions of Maryland Corporate Law.

                  SECTION 5. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as shall from time to time be determined by resolution of the Board, provided that notice of every resolution of the Board fixing or changing the time or place for the holding of regular meetings of the Board shall be mailed to each director at least three
(3) days before the first meeting held in pursuance thereof. The annual meeting of the Board of Directors shall be held immediately following the annual stockholders' meeting at which a Board of Directors is elected. Any business may be transacted at any regular meeting of the Board.

                  SECTION 6. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by direction of the Chairman, the President or Vice-President and must be called by the Chairman, the President or the Secretary upon written request of a majority of the Board of Directors, by mailing the same at least two (2) days prior to the meeting, or by personal delivery, facsimile transmission, telegraphing or telephoning the same on the day before the meeting, to each director; but such notice may be waived by any director. Unless otherwise indicated in the notice thereof, any and all business may be transacted at any special meeting. At any meeting at which every director shall be present, even though without notice, any business may be transacted and any director may in writing waive notice of the time, place and objects of any special meeting.

                  SECTION 7. Quorum. A majority of the whole number of directors shall constitute a quorum for the transaction of business at all meetings of the Board of Directors, but, if at any meeting less than a quorum shall be present, a majority of those present may adjourn the meeting from time to time, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by law or by the Corporation's Articles of Incorporation or by these By-laws.

                  SECTION 8. Compensation of Directors. Directors may receive a fixed sum and expenses for attendance at regular and special meetings and committee meetings, or any combination of the foregoing as may be determined from time to time by the Board of Directors, and nothing contained herein shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefore.

                  SECTION 9. Committees. The Board of Directors may, by resolution passed by a majority of the whole Board, designate one or more committees, each committee to consist of two or more of the directors of the Corporation, which, to the extent provided in the resolution, shall have and may exercise the powers of the Board of Directors, and may authorize the seal of the Corporation to be affixed to all papers which may require it. Such committee or committees shall have such names as may be determined from time to time by resolution adopted by the Board of Directors.

                                   ARTICLE III

                                    Officers

                  SECTION 1. Election, Tenure, and Compensation. The officers of the Corporation shall be a Chairman, a President, one or more Vice-Presidents (if so elected by the Board of Directors), a Secretary, and a Treasurer, and such other officers as the Board of Directors from time to time may consider necessary for the proper conduct of the business of the Corporation. The officers shall be elected annually by the Board of

Directors at its first meeting following the annual meeting of the stockholders. The Chairman and the President shall be directors and the other officers may, but need not be, directors. Any two or more of the above officers, except those of President and Vice President, may be held by the same person, but no officer shall execute, acknowledge or verify any instrument in more than one capacity if such instrument is required by law or by these By-laws to be executed, acknowledged or verified by any two or more officers. The compensation or salary paid all officers of the Corporation shall be fixed by resolutions adopted by the Board of Directors.

                  Except where otherwise expressly provided in a contract duly authorized by the Board of Directors, all officers and agents of the Corporation shall be subject to removal at any time by the affirmative vote of a majority of the whole Board of Directors, and all officers, agents, and employees, other than officers appointed by the Board of Directors, shall hold office at the discretion of the Board of Directors or of the officers appointing them.

                  SECTION 2. Powers and Duties of the Chairman. The Chairman shall preside at all meetings of the stockholders and of the Board of Directors unless the Board of Directors shall, by a majority vote of a quorum thereof elect an individual other than the Chairman to preside at meetings of the Board of Directors. The Chairman shall be ex-officio a member of all the standing committees. The Chairman shall do and perform such other duties as may, from time to time, be assigned to the Chairman by the Board of Directors.

                  SECTION 3. Powers and Duties of the President. The President shall be the chief executive officer of the Corporation and shall have general charge and control of all its business affairs and properties. The President may sign and execute all authorized bonds, contracts or other obligations in the name of the Corporation. The President shall have the general powers and duties of supervision and management usually vested in the office of President of a corporation. The President shall do and perform such other duties as may, from time to time, be assigned to the President by the Board of Directors.

                  SECTION 4. Powers and Duties of the Vice President. The Board of Directors may elect one or more Vice Presidents. Any Vice President (unless otherwise provided by resolution of the Board of Directors) may sign and execute all authorized bonds, contracts, or other obligations in the name of the Corporation. Each Vice President shall have such other powers and shall perform such other duties as may be assigned to the Vice President by the Board of Directors or by the Chairman or the President. In case of the absence or disability of the President, the duties of that office shall be performed by any Vice President, and the taking of any action by such Vice President in place of the President shall be conclusive evidence of the absence or disability of the President.

                  SECTION 5. Secretary. The Secretary shall give, or cause to be given, notice of all meetings of stockholders and directors and all other notices required by law or by these By-laws, and in case of the Secretary's absence or refusal or neglect to do so, any such notice may be given by any person thereunto directed by the Chairman or the President, or by the directors or stockholders upon whose written requisition the meeting is called as provided in these By-laws. The Secretary shall record all the proceedings of the meetings of the stockholders and of the directors in books provided for that purpose, and shall perform such other duties as may be assigned to him by the directors, the Chairman, or the President. The Secretary shall have custody of the seal of the Corporation and shall affix the same to all instruments requiring it, when authorized by the Board of Directors, the Chairman, or the President, and attest the same. In general, the Secretary shall perform all the duties generally incident to the office of Secretary, subject to the control of the Board of Directors, the Chairman, and the President.

                  SECTION 6. Treasurer. The Treasurer shall have custody of all the funds and securities of the Corporation, and shall keep full and accurate account of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depository or depositories as may be designated by the Board of Directors.

                  The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements. The Treasurer shall render to the Chairman, the President and the Board of Directors, whenever any of them so requests, an account of all transactions as Treasurer and of the financial condition of the Corporation.

                  The Treasurer shall give the Corporation a bond, if required by the Board of Directors, in a sum, and with one or more sureties, satisfactory to the Board of Directors, for the faithful performance of the duties of the office and for the restoration to the Corporation in case of the Treasurer's death, resignation, retirement or removal from office of all books, papers, vouchers, moneys, and other properties of whatever kind in the Treasurer's possession or under the Treasurer's control belonging to the Corporation.

                  The Treasurer shall perform all the duties generally incident to the office of the Treasurer, subject to the control of the Board of Directors, the Chairman, and the President.

                  SECTION 7. Assistant Secretary. The Board of Directors may appoint an Assistant Secretary or more than one Assistant Secretary. Each Assistant Secretary shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Secretary in the absence or disability of the Secretary and shall have such other powers and shall perform such other duties as may be assigned by the Board of Directors, the Chairman, or the President. In case of the absence or disability of the Secretary, the duties of the office shall be performed by any Assistant Secretary, and the taking of any action by any such Assistant Secretary in place of the Secretary shall be conclusive evidence of the absence or disability of the Secretary.

                  SECTION 8. Assistant Treasurer. The Board of Directors may appoint an Assistant Treasurer or more than one Assistant Treasurer. Each Assistant Treasurer shall (except as otherwise provided by resolution of the Board of Directors) have power to perform all duties of the Treasurer in the absence or disability of the Treasurer and shall have such other powers and shall perform such other duties as may be assigned by the Board of Directors, the Chairman or the President. In case of the absence or disability of the Treasurer, the duties of the office shall be performed by any Assistant Treasurer, and the taking of any action by any such Assistant Treasurer in place of the Treasurer shall be conclusive evidence of the absence or disability of the Treasurer.


                                   ARTICLE IV

                                  Capital Stock

                  SECTION 1. Issue of Certificates of Stock. The certificates for shares of the stock of the Corporation shall be of such form not inconsistent with the Certificate of Incorporation, or its amendments, as shall be approved by the Board of Directors. All certificates shall be signed by the Chairman, the President or by any Vice-President and counter-signed by the Secretary, an Assistant Secretary, Treasurer or Assistant Treasurer, and sealed with the seal of the Corporation. All certificates for each class of stock shall be consecutively numbered. The name of the person owning the shares issued and the address of the holder, shall be entered in the Corporation's books. All certificates surrendered to the Corporation for transfer shall be canceled and no new certificates representing the same number of shares shall be issued until the former certificate or certificates for the same number of shares shall have been so surrendered, and canceled, unless a certificate of stock be lost or destroyed, in which event another may be issued in its stead upon proof of such loss or destruction and the giving of a satisfactory bond of indemnity not exceeding an amount double the value of the stock. Both such proof and such bond shall be in a form approved by the general counsel of the Corporation and by the Transfer Agent of the Corporation and by the Registrar of the stock.

                  SECTION 2. Transfer of Shares. Shares of the capital stock of the Corporation shall be transferred on the books of the Corporation only by the holder thereof in person or by the holder's attorney upon surrender and cancellation of certificates for a like number of shares as hereinbefore provided.

                  SECTION 3. Registered Stockholders. The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and accordingly shall not be bound to recognize any equitable or other claim to or interest in such share in the name of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the Laws of Maryland.

                  SECTION 4. Closing Transfer Books. The Board of Directors may fix the period, not exceeding twenty (20) days, during which time the books of the Corporation shall be closed against transfers of stock, or, in lieu thereof, the directors may fix a date not less than ten (10) days nor more than sixty
(60) days preceding the date of any meeting of stockholders or any dividend payment date or any date for the allotment of rights, as a record date for the determination of the stockholders entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be; and only stockholders of record on such date shall be entitled to notice of and to vote at such meeting or to receive such dividends or rights as the case may be.

                                    ARTICLE V

                             Bank Accounts and Loans

                  SECTION 1. Bank Accounts. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to deposit any funds of the Corporation in such banks or trust companies as shall from time to time be designated by the Board of Directors and such officers or agents as from time to time authorized by the Board of Directors may withdraw any or all of the funds of the Corporation so deposited in any bank or trust or trust company, upon checks, drafts or other instruments or orders for the payment of money, drawn against the account or in the name or behalf of this Corporation, and made or signed by such officers or agents; and each bank or trust company with which funds of the Corporation are so deposited is authorized to accept, honor, cash and pay, without limit as to amount, all checks, drafts or other instruments or orders for the payment of money, when drawn, made or signed by officers or agents so designated by the Board of Directors until written notice of the revocation of the authority of such officers or agents by the Board of Directors shall have been received by such bank or trust company. There shall from time to time be certified to the banks or trust companies in which funds of the Corporation are deposited, the signature of the officers or agents of the Corporation so authorized to draw against the same. In the event that the Board of Directors shall fail to designate the persons by whom checks, drafts and other instruments or orders for the payment of money shall be signed, as hereinabove provided in this Section, all of such checks, drafts and other instruments or orders for the payment of money shall be signed by the Chairman, the President or a Vice President and counter-signed by the Secretary or Treasurer or an Assistant Secretary or an Assistant Treasurer of the Corporation.

                  SECTION 2. Loans. Such officers or agents of the Corporation as from time to time shall be designated by the Board of Directors shall have authority to effect loans, advances or other forms of credit at any time or times for the Corporation from such banks, trust companies, institutions, corporations, firms or persons as the Board of Directors shall from time to time designate, and as security for the repayment of such loans, advances, or other forms of credit to assign, transfer, endorse, and deliver, either originally or in addition or substitution, any or all stock, bonds, rights, and interests of any kind in or to stocks or bonds, certificates of such rights or interests, deposits, accounts, documents covering merchandise, bills and accounts receivable and other commercial paper and evidences or debt at any time held by the Corporation; and for such loans, advances, or other forms of credit to make, execute and deliver one or more notes, acceptances or written obligations of the Corporation on such terms, and with such provisions as to the security or sale or disposition thereof as such officers or agents shall deem proper; and also to sell to, or discount or rediscount with, such banks, trust companies, institutions, corporations, firms or persons any and all commercial paper, bills receivable, acceptances and other instruments and evidences of debt at any time held by the Corporation, and to that end to endorse, transfer and deliver the same. There shall from time to time be certified to each bank, trust company, institution, corporation, firm or person so designated the signature of the officers or agents so authorized; and each bank, trust company, institution, corporation, firm or person is authorized to rely upon such certification until written notice of the revocation by the Board of Directors of the authority of such officers or agents shall be delivered to such bank, trust company, institution, corporation, firm or person.


                                   ARTICLE VI

                            Miscellaneous Provisions

                  SECTION 1. Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year.

                  SECTION 2. Notices. Whenever, under the provisions of these By-laws, notice is required to be given to any director, officer or stockholder, unless otherwise provided in these By-laws, such notice shall be deemed given if in writing, and personally delivered, or sent by telefax, or telegram, or by mail, by depositing the same in a post office or letter box, in a postpaid sealed wrapper, addressed to each stockholder, officer or director, as the case may be, at such address as appears on the books of the Corporation, or in default of any other address, to such director, officer or stockholder, at the general post office in the Town of Centreville, Maryland, and such notice shall be deemed to be given at the time the same is so personally delivered, telefaxed, telegraphed or so mailed. Any stockholder, director or officer may waive any notice required to be given under these By-laws.

                  SECTION 3. Voting Upon Stocks. Unless otherwise ordered by the Board of Directors, the Chairman, the President and the Vice President, or any of them, shall have full power and authority on behalf of the Corporation to attend and to vote and to grant proxies to be used at any meetings of stockholders of any corporation in which the Corporation may hold stock.


                                   ARTICLE VII

                              Amendment of By-laws

                  The Board of Directors and the stockholders shall each have full power to amend, alter or repeal these By-laws, or any provision thereof, and may from time to time make additional By-Laws. Any amendment to the By-Laws by the stockholders shall be made at any annual meeting as part of the general business of such meeting, or at any special meeting provided there was stated in the notice of such meeting given to the stockholders the substance of such proposed alteration or repeal.


                                  ARTICLE VIII

                                 Indemnification

                  SECTION 1. Definitions. As used in this Article VIII, any word or words that are defined in Section 2-418 of the Corporations and Associations Article of the Annotated Code of Maryland (the "Indemnification Section"), as amended from time to time, shall have the same meaning as provided in the Indemnification Section.

                  SECTION 2. Indemnification of Directors and Officers. The Corporation shall indemnify and advance expenses to a director or officer of the Corporation in connection with a proceeding to the fullest extent permitted by and in accordance with the Indemnification Section.

                  SECTION 3. Indemnification of Other Agents and Employees. With respect to an employee or agent, other than a director or officer of the Corporation, the Corporation may, as determined by and in the discretion of the Board of Directors of the Corporation, indemnify and advance expenses to such employees or agents in connection with a proceeding to the extent permitted by and in accordance with the Indemnification Section.


                                 END OF BY-LAWS

                                   EXHIBIT 21

                           SUBSIDIARIES OF THE COMPANY


         The Company is the sole stockholder of The Centreville National Bank of Maryland (the "Bank"), a national banking association incorporated under the laws of the United States of America. The Bank owns one-third of the outstanding common stock of two service corporations: The Delmarva Bank Data Processing Center, Inc. and The Eastern Shore Mortgage Corporation, both Maryland corporations. The Eastern Shore Mortgage Corporation, located in Easton, Maryland, is engaged in mortgage banking activities, including the origination of residential mortgage loans and the subsequent sale of the loans to permanent investors. Its primary customers are residents who live on Maryland's Eastern Shore. The Delmarva Bank Data Processing Center, Inc., also located in Easton, Maryland, provides data processing services to banks located in Maryland, Delaware, Virginia and the District of Columbia.